October 31, 2009

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 4720
100 First Street, N.E.
Washington, D.C. 20549

Re: Universal Insurance Holdings, Inc. Form 10-K for the Period Ended December 31, 2008
File No. 001-33251
Comment Letter Dated September 16, 2009

Dear Mr. Rosenberg:

This letter is in response to your comment letter dated September 16, 2009 regarding our Form 10-K for the period ended December 31, 2008. Your comments are repeated below followed by our responses.

Although we have attached proposed revisions to the Form 10-K and copies of requested exhibits, unless advised otherwise, we intend to incorporate these proposed revisions and exhibits, as appropriately updated, in our Form 10-K for the period ended December 31, 2009 that we will file on or before March 16, 2010.

Item I. Business
Factors Affecting Operating Results and Market Price of Stock
Adequacy of Liability for Losses, page 9

1. Please revise your loss development table to present the information required by Industry Guide 6 on a gross basis for each of the ten years. If you believe that the presentation of Industry Guide 6 table on a basis net of reinsurance is meaningful to investors, please include the following additional data for each year in the table:

• A reconciliation of the net end of period liability with the related gross liability each year.

• The gross re-estimated liability as of the end of the latest re-estimation period with separate disclosure of the related re-estimated reinsurance recoverable.

• The gross cumulative redundancy or deficiency.

The Company believes presentation of the table on a basis net of reinsurance is more meaningful to investors. Presentation on a net basis also appears to be consistent with industry practice among other property and casualty insurance companies (e.g. The Allstate Corporation, Donegal Group, Inc, and 21st Century Holding Company to name a few). Per your request, a revised loss development table including the requested data for each year in the table is attached as Exhibit A.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Insurance Liabilities, page 27

2. We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management’s method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please revise your disclosure to include the following information and also consider providing any additional information to achieve this objective.

a. Please describe the methods you used to determine your reserve for loss and loss adjustment expense. In your disclosure, include the description of the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well. In addition, to the extent your interim procedures for determining the reserve for loss and loss adjustment expense defers from the annual procedures, describe the differences.

b. If you utilize an actuary in estimating the liability for unpaid claims and claims adjustment and make adjustments to the actuarial estimates, provide the following information:

1. Description of the method used by management to determine the adjustment and the extent to which it relies on objective versus subjective determinations. Such adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment.

2. When such adjustments or reversals are made, include MD&A disclosure that identifies the amount of the adjustment or reversal, the method used by management to determine it, and the specific underlying reasons that explain why management believes the adjustment or reversal is necessary.

c. Your current explanation for the adjustments in the prior period estimates is vague. Revise your discussion to more specifically identify the factors contributing to the development on non-catastrophe losses in 2007 and 2008 and why 2004 hurricane losses were higher than expected in 2007. Your discussion should identify the new events to support the timing of the adjustments and describe how the development of your key assumptions differed from the original assumptions.

d. Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:

1. For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

2. Explicitly identify and discuss key assumptions as of December 31, 2008 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

e. In order to show potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

The proposed revised disclosure is attached as Exhibit B.

Liquidity and Capita1 Resources, page 33

3. Since estimated losses reserves and interests on long-term debt represent a significant portion of your future cash requirements, please revise your contractual obligations table on page 35 to include these items you expect to pay in the future.

The revised table and corresponding disclosure is attached as Exhibit C.

4. We note your disclosure that UPCIC entered into a $25.0 million surplus note with the Florida State Board of Administration under Florida's Insurance Capital Build-Up Incentive Program and that an addendum to this note was executed on November 6, 2008. Please file this agreement and addendum as an exhibit to your filing or provide us with an analysis as to why you do not believe it is required to be filed.

The agreement and addendum are attached as Exhibit D.

Report of Independent Registered Public Accounting Firm, page 40

5. Please tell us why you selected an independent public accounting firm based in Chicago, Illinois given that your corporate headquarters, and presumably your accounting records, are located in Fort Lauderdale, Florida. Please also tell us whether your independent public accountant is licensed in the State of Florida.

In selecting our auditors we sought a firm with a deep background in the insurance industry and sufficient capability and capacity to service our Company and respond timely to our audit and review needs. Blackman Kallick, LLP's Insurance Practice, with over 35 professionals, has over 40 years of experience in the insurance industry and a specialty in property and casualty companies. A January 2009 report by AM Best ranked the Blackman Kallick Insurance Practice as fifth in the industry based upon the average capital and surplus of the clients they serve. Its partners participate broadly in industry-specific professional groups and our engagement partner is currently on the local and national boards of the Insurance Accounting Systems Association. Blackman Kallick serves clients in 16 states, with the second most being in the Florida marketplace, and includes other property and casualty companies. It is licensed in Florida and subject to PCAOB inspection on which it has received clean reports to date.

Item 8. Financial Statements and Supplementary Data

Note 2 -Significant Accounting Policies
Concentrations of Credit Risk, page 53

6. We note that you disclose that effective June 1,2008, UPCIC entered into a quota share reinsurance treaty with Everest Reinsurance Company, in which UPCIC cedes 50% of its gross written premiums, losses and LAE for policies with coverage for wind risk, with a ceding commission payable to UPCIC equal to 31% of ceded gross written premiums. We also note that Everest is UPCIC's largest reinsurer, and accounted for $168,444,284 in unsecured recoverables for 2008. Please file your quota share reinsurance treaty and any other material agreements with Everest as exhibits to your filing.

The quota share reinsurance treaty is attached as Exhibit E.

Note 3 –Reinsurance
2008 Reinsurance Program
Excess Catastrophe

7. You disclose that the Florida Hurricane Catastrophic Fund's loss reimbursement capacity is significantly less than your original estimate. Please disclose in MD&A the effect of the change in estimate on the Company's financial position, results of operations and liquidity as well as the following:

• The original estimate of the catastrophe fund's loss reimbursement capacity;

• The projected cost of the reinsurance program if you deem it necessary to purchase additional private market reinsurance due to reduced estimates of the Florida catastrophe fund's claims-paying ability; and

• The policies and procedures used to ensure the recoverability of ceded losses incurred to date from the Florida catastrophe fund.

To clarify, the Company’s disclosure indicated that the Florida Hurricane Catastrophe Fund’s loss reimbursement capacity published on October 31, 2008 was significantly less than their previous estimate which was in effect when the Company made its coverage selections for the 2008-2009 contract year. No hurricanes made landfall in Florida during the 2008-2009 contract year and no reimbursement payments for the 2008-2009 contract year were required from the FHCF to participating companies. Accordingly, the effect of the change in the FHCF’s estimate had no effect on the Company’s financial position, results of operations and liquidity.

According to the FHCF 2007-2008 Annual Report, initial season claims paying capacity published in May 2008 was estimated to be $26.5 billion based on bonding capacity of $25.51 billion. In October 2008, the published initial season bonding capacity was reduced to $16.17 billion.

As disclosed in Note 3 to the Consolidated Financial Statements, effective June 1, 2008 through December 31, 2008, the Company obtained $60,000,000 of coverage via a catastrophe risk-linked transaction in the event UPCIC’s catastrophe coverage is exhausted or UPCIC is unable to successfully collect from the FHCF for losses involving specified coverage limits. The total cost of the Company’s risk-linked transaction is $10,260,000.

The FHCF strives to provide exceptional administrative services. Participating companies are required to prepare and retain a Detailed Claims Listing to support each Proof of Loss Report submitted to the FHCF for reimbursement. For companies submitting complete requests and having no outstanding FHCF issues, payments are made within 2 to 7 business days. Companies are required to retain the detailed records of all reported exposures and losses until the FHCF has completed an examination of these specific records for each contract year, as applicable. The claims examinations are limited in scope and are intended to verify that participating companies’ losses were not over reported to the FHCF.

The revised MD&A disclosure is attached as Exhibit F.

Item 11. Executive Compensation, page 88

8. We note that if your CFO is awarded an annual performance bonus at the discretion of the Board of Directors, he or she is contractually entitled to a minimal bonus of $50,000 and that the Compensation Committee has the authority to increase such bonus beyond such contractual minimum. Please confirm that:

• If in future periods the Board exercises its discretion to grant an award, you will discuss the factors that the Board considered in granting the award; and

• If the Committee exercises its discretion to increase such award beyond the $50,000 minimum, you will discuss the factors the Compensation Committee considered in exercising its discretion to increase such award.

The Company confirms if in future periods the Board exercises its discretion to grant an award, the Company will discuss the factors the Board considered in granting the award and if the Compensation Committee exercises its discretion to increase such award beyond the $50,000 minimum, the Company will discuss the factors the Committee considered in exercising its discretion to increase such award.

Certain Relationships And Related Transactions, page 109

9. We note your disclosure that Downes and Associates, an insurance adjustment corporation owned by the father of your COO, provides claims adjusting services for the Company and that the Company paid fees $410,000 to this corporation in 2008. Please file any agreement relating to this arrangement as an exhibit to your filing as required under Item 601(b)(10)(ii)(A) of Regulation S-K.

The requested agreements are attached as Exhibit G.

Signatures, page 113

10. Your filing does not appear to have been signed by an individual designated as your principal accounting officer or controller. Please advise us to as to whether one of the individuals who has already signed the filing serves as your principal accounting officer or controller. If this is the case, please confirm that you will include this additional capacity in the signature block for this individual in future filings. If your principal accounting officer or controller has not signed the filing, please amend your filing to include this individual’s signature. Please see General Instruction D (2)(a) of Form 10-K.

James M. Lynch, Executive Vice President and Chief Financial Officer, serves as principal accounting officer and signed the Form 10-K for the Fiscal Year Ended December 31, 2008. In future filings, the Company will include this additional capacity in the signature block for this individual.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or if I can be of any further assistance please do not hesitate to contact me.

Very truly yours,

/s/ James M. Lynch

James M. Lynch, CPA, CPCU
Executive Vice President and Chief Financial Officer

EXHIBIT A

Liability for Unpaid Losses and LAE Reestimates Table

        The following Liability for Unpaid Losses and LAE Reestimates table illustrates the change over time of the net reserves established for unpaid losses and LAE for UPCIC at the end of the last eleven calendar years. The first section shows the reserves as originally reported at the end of the stated year. The second section, reading down, shows the cumulative amounts paid as of the end of successive years with respect to that reserve liability. The third section, reading down, shows retroactive reestimates of the original recorded reserve as of the end of each successive year which is the result of UPCIC's expanded awareness of additional facts and circumstances that pertain to the unsettled claims. The last section compares the latest reestimated reserve to the reserve originally established, and indicates whether the original reserve was adequate to cover the estimated costs of unsettled claims. The table also presents the gross reestimated liability as of the end of the latest reestimation period, with separate disclosure of the related reestimated reinsurance recoverable. The Liability for Unpaid Losses and LAE Reestimates table is cumulative and, therefore, ending balances should not be added since the amount at the end of each calendar year includes activity for both the current and prior years. Unfavorable reserve reestimates are shown in this table in parentheses. Amounts in the table are shown in thousands.

					Years Ended December 31,
	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Gross Reserves for Unpaid
Claims and Claims Expense	87,948	68,816	49,564	67,000	57,872	7,681	7,224	6,247	3,468	3,064	2,524
Reinsurance Recoverable	43,385	37,588	32,369	60,859	56,292	6,330	5,633	3,355	2,096	1,532	936
Balance Sheet Liability	44,563	31,228	17,195	6,141	1,580	1,351	1,591	2,892	1,372	1,532	1,588
Cumulative paid as of:
One year later		23,722	20,052	12,897	1,216	950	667	3,660	1,308	897	939
Two years later			23,404	23,835	11,514	1,153	992	3,667	1,635	1,081	904
Three years later				25,522	21,778	1,330	1,115	3,899	1,693	1,155	1,010
Four years later					23,177	1,468	1,260	3,998	1,811	1,191	1,024
Five years later						1,518	1,329	4,082	1,833	1,206	999
Six years later							1,354	4,108	1,849	1,212	1,006
Seven years later								4,132	1,897	1,223	1,009
Eight years later									1,920	1,252	1,010
Nine years later										1,265	1,013
Ten years later											1,021

Balance Sheet Liability	44,563	31,228	17,195	6,141	1,580	1,351	1,591	2,892	1,372	1,532	1,588
One year later		37,586	29,201	25,312	4,129	1,480	1,249	4,237	1,797	1,344	1,067
Two years later			30,543	30,988	22,716	1,297	1,369	3,974	1,944	1,269	1,089
Three years later				31,231	28,220	1,482	1,229	4,158	1,926	1,286	1,071
Four years later					28,583	1,548	1,377	4,096	1,940	1,270	1,024
Five years later						1,583	1,395	4,147	1,904	1,229	1,013
Six years later							1,408	4,152	1,904	1,279	1,019
Seven years later								4,162	1,916	1,278	1,016
Eight years later									1,925	1,257	1,015
Nine years later										1,265	1,018
Ten years later											1,021

Net cumulative redundancy (deficiency)		(6,358)	(13,348)	(25,090)	(27,003)	(232)	183	(1,270)	(553)	267	567
Percent		-20.4%	-77.6%	-408.6%	-1709.1%	-17.2%	11.5%	-43.9%	-40.3%	17.4%	35.7%
Gross Reestimated Liability-Latest		80,149	69,709	124,198	100,942	7,543	6,234	8,612	4,950	2,571	2,043
Reestimated Recovery-Latest		42,563	39,166	92,967	72,359	5,960	4,826	4,450	3,025	1,306	1,022
Net Reestimated Liability-Latest		37,586	30,543	31,231	28,583	1,583	1,408	4,162	1,925	1,265	1,021
Gross cumulative redundancy (deficiency)		11,333	20,145	57,198	43,070	(138)	(990)	2,365	1,482	(493)	(481)

The cumulative redundancy or deficiency represents the aggregate change in the estimates over all prior years. A deficiency indicates that the latest estimate of the liability for losses and LAE is higher than the liability that was originally estimated and a redundancy indicates that such estimate is lower. It should be emphasized that the table presents a run-off of balance sheet liability for the periods indicated rather than accident or policy loss development for those periods. Therefore, each amount in the table includes the cumulative effects of changes in liability for all prior periods. Conditions and trends that have affected liabilities in the past may not necessarily occur in the future.

EXHIBIT B

Insurance Liabilities

Reserves are established to provide for the estimated costs of paying losses and loss adjustment expenses (“LAE”) under insurance policies we have issued. Underwriting results are significantly influenced by estimates of losses and LAE reserves. These reserves are an estimate of amounts necessary to settle all outstanding claims, including claims that have been incurred but not reported ("IBNR"), as of the financial statement date.

Characteristics of Reserves

Reserves are established based on estimates of the ultimate cost to settle claims, less losses that have been paid. Claims are typically reported promptly with relatively little reporting lag between the date of occurrence and the date the loss is reported. Homeowners’ property losses have an average settlement time of less than one year, while homeowners’ liability losses generally take an average of about two years to settle.

Reserves are the difference between the estimated ultimate cost of losses incurred and the amount of paid losses as of the reporting date. Reserves are estimated for both reported and unreported claims, and include estimates of all expenses associated with processing and settling all incurred claims. We update reserve estimates quarterly and as new information becomes available or as events emerge that may affect the resolution of unsettled claims. Changes in prior year reserve estimates (reserve reestimates), which may be material, are determined by comparing updated estimates of ultimate losses to prior estimates, and the differences are recorded as losses and LAE in the Consolidated Statements of Operations in the period such changes are determined. Estimating the ultimate cost of losses and LAE is an inherently uncertain and complex process involving a high degree of judgment and is subject to the evaluation of numerous variables.

The Actuarial Methods used to Develop Reserve Estimates

Reserve estimates are derived by using several different actuarial estimation methods that are variations on one primary actuarial technique. The actuarial technique is known as a "chain ladder" estimation process in which historical loss patterns are applied to actual paid losses and reported losses (paid losses plus individual case reserves established by claim adjusters) for an accident year to create an estimate of how losses are likely to develop over time. An accident year refers to classifying claims based on the year in which the claims occurred. This analysis is used to prepare estimates of required reserves for payments to be made in the future. The key data elements used to determine our reserve estimates include claim counts, paid losses, case reserves, and development factors calculated with this data.

In the chain ladder estimation technique, a ratio (development factor) is calculated which compares current period results to results in the prior period for each accident year. A three-year or two-year average development factor, based on historical results, is usually multiplied by the current period experience to estimate the development of losses of each accident year into the next time period. The development factors for the future time periods for each accident year are compounded over the remaining future periods to calculate an estimate of ultimate losses for each accident year. The implicit assumption of this technique is that an average of historical development factors is predictive of future loss development. The effects of inflation are implicitly considered in the reserving process, the implicit assumption being that a multi-year average development factor includes an adequate provision. Occasionally, unusual aberrations in loss patterns are caused by external and internal factors such as changes in claim reporting, settlement patterns, unusually large losses, an unusually large amount of catastrophe losses, process changes, legal or regulatory changes, and other influences. In these instances, analyses of alternate development factor selections are performed to evaluate the effect of these factors, and actuarial judgment is applied to make appropriate development factor assumptions needed to develop a best estimate of ultimate losses.

How Reserve Estimates are Established and Updated

Reserve estimates are developed for reported losses and IBNR. The actuarial methods described above are used to analyze the settlement patterns of claims by determining the development factors for specific data elements. Development factors are calculated for data elements such as, claim counts reported and settled, paid losses, and paid losses combined with case reserves. The historical development patterns for these data elements are used as the assumptions to calculate reserve estimates.

Often, different estimates are prepared for each detailed component, incorporating alternative analyses of changing claim settlement patterns and other influences on losses, from which we select our best estimate for each component, occasionally incorporating additional analyses and actuarial judgment, as described above. These estimates are not based on a single set of assumptions. Based on our review of these estimates, our best estimate of required reserves is recorded for each accident year, and the required reserves are summed to create the reserve balance carried on our Consolidated Balance Sheets.

Reserves are reestimated quarterly, by combining historical results with current actual results. This process incorporates the historic and latest actual trends, and other underlying changes in the data elements used to calculate reserve estimates. When actual development of claims reported, paid losses or case reserve changes are different than the historical development pattern used in a prior period reserve estimate, a new reserve is determined. The difference between indicated reserves based on new reserve estimates and recorded reserves (the previous estimate) is the amount of reserve reestimate and an increase or decrease in losses and LAE will be recorded in the Consolidated Statements of Operations. Total reserve reestimates, after-tax, as a percent of net income, in 2008 and 2007 were 9.4% and 13.4%, respectively, each of these results being consistent with a reasonable actuarial tolerance for our business. Reserve reestimates were primarily the result of actual loss development on prior year non-catastrophe losses during the year ended December 31, 2008, and from higher than expected 2004 hurricane losses and actual loss development on prior year non-catastrophe losses during the year ended December 31, 2007. Reserve reestimates on non-catastrophe losses, which have been well within acceptable ranges, are a result of settling homeowner’s losses established in the prior year for amounts that were more than expected. Reserve reestimates for catastrophe losses, which are associated with the high level of uncertainty related to hurricane claims are described under catastrophe losses below.

Factors Affecting Reserve Estimates

Reserve estimates are developed based on the processes and historical development trends as previously described. These estimates are considered in conjunction with known facts and interpretations of circumstances and factors including our experience with similar cases, actual claims paid, differing payment patterns and pending levels of unpaid claims, loss management programs, product mix and contractual terms, changes in law and regulation, judicial decisions, and economic conditions. When we experience changes of the type previously mentioned, we may need to apply actuarial judgment in the determination and selection of development factors considered more reflective of the new trends, such as combining shorter or longer periods of historical results with current actual results to produce development factors based on two-year, three-year, or longer development periods to reestimate our reserves. For example, if a legal change is expected to have a significant impact on the development of claim severity, actuarial judgment is applied to determine appropriate development factors that will most accurately reflect the expected impact on that specific estimate. Another example would be when a change in economic conditions is expected to affect the cost of repairs to property; actuarial judgment is applied to determine appropriate development factors to use in the reserve estimate that will most accurately reflect the expected impacts on severity development.

As claims are reported, for certain liability claims of sufficient size and complexity, the field adjusting staff establishes case reserve estimates of ultimate cost, based on their assessment of facts and circumstances related to each individual claim. For other claims which occur in large volumes and settle in a relatively short time frame, it is not practical or efficient to set case reserves for each claim, and an initial case reserve of $2,500 is set for these claims. In the normal course of business, we may also supplement our claims processes by utilizing third party adjusters, appraisers, engineers, inspectors, other professionals and information sources to assess and settle catastrophe and non-catastrophe related claims.

Changes in homeowners current year claim severity are generally influenced by inflation in the cost of building materials, the cost of construction and property repair services, the cost of replacing home furnishings and other contents, the types of claims that qualify for coverage, deductibles and other economic and environmental factors. We employ various loss management programs to mitigate the effect of these factors.

As loss experience for the current year develops for each type of loss, it is monitored relative to initial assumptions until it is judged to have sufficient statistical credibility. From that point in time and forward, reserves are reestimated using statistical actuarial processes to reflect the impact actual loss trends have on development factors incorporated into the actuarial estimation processes. Statistical credibility is usually achieved by the end of the first calendar year; however, when trends for the current accident year exceed initial assumptions sooner, they are usually given credibility, and reserves are increased accordingly.

By applying standard actuarial methods to consolidated historic accident year loss data for homeowner losses, we develop variability analyses consistent with the way we develop reserves by measuring the potential variability of development factors, as described in the section titled, "Potential Reserve Estimate Variability" below.

Causes of Reserve Estimate Uncertainty

Since reserves are estimates of the unpaid portions of claims and claims expenses that have occurred, including IBNR losses, the establishment of appropriate reserves, including reserves for catastrophes, requires regular reevaluation and refinement of estimates to determine our ultimate loss estimate.

At each reporting date, the highest degree of uncertainty in estimates of losses arises from claims remaining to be settled for the current accident year and the most recent preceding accident year. The greatest degree of uncertainty exists in the current accident year because the current accident year contains the greatest proportion of losses that have not been reported or settled but must be estimated as of the current reporting date. Most of these losses relate to damaged homes. During the first year after the end of an accident year, a large portion of the total losses for that accident year are settled. When accident year losses paid through the end of the first year following the initial accident year are incorporated into updated actuarial estimates, the trends inherent in the settlement of claims emerge more clearly. Consequently, this is the point in time at which we tend to make our largest reestimates of losses for an accident year. After the second year, the losses that we pay for an accident year typically relate to claims that are more difficult to settle, such as those involving litigation.

Reserves for Catastrophe Losses

Loss and LAE reserves also include reserves for catastrophe losses. Catastrophe losses are an inherent risk of the property-casualty insurance industry that have contributed, and will continue to contribute, to potentially material year-to-year fluctuations in our results of operations and financial position. A catastrophe is an event that produces significant pre-tax losses before reinsurance and involves multiple first party policyholders, or an event that produces a number of claims in excess of a preset, per-event threshold of average claims in a specific area, occurring within a certain amount of time following the event. Catastrophes are caused by various natural events including high winds, tornadoes, wildfires, tropical storms and hurricanes. The nature and level of catastrophes in any period cannot be predicted.

The estimation of claims and claims expense reserves for catastrophes also comprises estimates of losses from reported claims and IBNR, primarily for damage to property. In general, our estimates for catastrophe reserves are based on claim adjuster inspections and the application of historical loss development factors as described previously. However, depending on the nature of the catastrophe, as noted above, the estimation process can be further complicated. For example, for hurricanes, complications could include the inability of insureds to be able to promptly report losses, limitations placed on claims adjusting staff affecting their ability to inspect losses, determining whether losses are covered by our homeowners policy (generally for damage caused by wind or wind driven rain), or specifically excluded coverage caused by flood, estimating additional living expenses, and assessing the impact of demand surge, exposure to mold damage, and the effects of numerous other considerations, including the timing of a catastrophe in relation to other events, such as at or near the end of a financial reporting period, which can affect the availability of information needed to estimate reserves for that reporting period. In these situations, we may need to adapt our practices to accommodate these circumstances in order to determine a best estimate of our losses from a catastrophe.

The inherent uncertainty associated with UPCIC’s loss and LAE liability is magnified due to UPCIC’s concentration of property business in catastrophe-exposed coastal states (primarily Florida). The predominance of UPCIC’s recent adverse reserve development has been due to the high level of uncertainty associated with liabilities for hurricane claims. The occurrence of four hurricanes during 2004 and four hurricanes during 2005 created great uncertainty in determining ultimate losses for these natural catastrophes. Issues related to applicability of deductibles, availability and cost of repair services and materials, and other factors have increased the variability in estimates of the related loss reserves. This uncertainty was exacerbated by the four hurricanes during 2004 resulting in an increase in UPCIC’s net retention.

Potential Reserve Estimate Variability

The aggregation of estimates for reported losses and IBNR forms the reserve liability recorded in the Consolidated Balance Sheets.

To develop a statistical indication of potential reserve variability within reasonably likely possible outcomes, actuarial techniques are applied to the data elements for paid losses and paid losses combined with case reserves separately for homeowners losses excluding catastrophe losses and catastrophe losses to estimate the potential variability of our reserves, within a reasonable probability of outcomes.

Adequacy of Reserve Estimates

We believe our net loss and LAE reserves are appropriately established based on available methodology, facts, technology, laws and regulations. We calculate and record a single best reserve estimate, in conformance with generally accepted actuarial standards, for reported losses and for IBNR losses and as a result we believe that no other estimate is better than our recorded amount. Due to the uncertainties involved, the ultimate cost of losses may vary materially from recorded amounts, which are based on our best estimates. The net reserve for unpaid losses and LAE at December 31, 2008 is $44,563,305.

EXHIBIT C

The following table represents the Company’s total contractual obligations for which cash flows are fixed or determinable.

($ in thousands)	Total	Less than 1 year	1-3 years	4-5 years	Over 5 years

Unpaid losses and LAE, net	$44,719	$35,328	$6,708	$1,789	$894
Long-term debt	33,446	878	4,606	4,399	23,563
Operating leases	718	33	416	269	-

Total contractual obligations	$78,883	$36,239	$11,730	$6,457	$24,457

EXHIBIT D

INSURANCE CAPITAL BUILD-UP INCENTIVE PROGRAM
SURPLUS NOTE

Amount $25,000,000

Term: 20 years

Payment Dates: October 1, January 1, April 1, and July 1

Interest Rate Determination Date: The interest rate shall be determined two business days prior to the payment date in order to set the rate for the following quarter.

Day Count: actual days divided by 360 for the specified quarter.

This Surplus Note is executed this 9th day of November, 2006, by and between Universal Property & Casualty Insurance Company, (NAIC # 10861), an Insurer authorized to write residential property and casualty insurance in Florida (“Insurer”), and The State Board of Administration of Florida (“Board”), the parties. It is deemed to be in the best interest of the Insurer to increase its Surplus as to policyholders for the purpose of increasing the number of new residential policies covering the risk of hurricanes the Insurer writes in Florida.

The Insurer’s application for this Surplus Note was received by the Board on June 15, 2006, and the Insurer has, on or before the date of this Surplus Note contributed $25 million in New Capital, as defined below, to its Surplus.

For and in consideration of the mutual agreements as set forth, the Insurer hereby makes a contribution to Surplus in New Capital of $25 million and covenants to meet the Minimum Writing Ratio of Net Written Premium to Surplus of at least 2:l for the term of this Surplus Note.

DEFINITIONS APPLICABLE TO THIS SURPLUS NOTE:

(a) “Applicant” means the Insurer making application under the Program.

(b) “Approve,” “Approving,” “Approved,” or “Approval” means the Insurer’s application has been approved contingent upon a review and prioritization of all the applicants who may have applied for the limited funds available under the Program during the application periods specified in (4)(c), (f), or (g) of Rule 19-15.001. If the amount of the Surplus Notes requested does not exceed the funds available during these application periods, it will not be necessary for the Board to prioritize applicants prior to distributing funds, but in all cases the Insurer shall be required to contribute New Capital and provide verification of a deposit prior to the Board distributing the periods derived from the Surplus Note.

(c) “Board” means the State Board of Administration of Florida.

(d) “Cash” or “Cash Equivalents” means unencumbered cash or unencumbered cash equivalents as specified in Section 625.012(1), F.S. Cash Equivalents are short-term, highly liquid investments, with original maturities of 3 months or less, which are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

U:\Edgar\Universal Insurance Holdings, Inc\October 30, 2009\Cor resp\DC-#1378239-v1-Scan.rtf

(e) “Impair” or “Impaired” means the Insurer’s Surplus is below the Minimum Required Surplus as specified in Section 215.5595(2)(c), F.S.
(f) “Insurer” means an authorized insurance company seeking to participate in the Program.
(g) “Minimum Capital Contribution” means, with respect to Insurers who apply to the Board by July 1, 2006, a contribution of New Capital to its Surplus which is at least equal to the amount of the Surplus Note. “Minimum Capital Contribution” means, with respect to all other applicants applying after July 1, 2006 and before June 1, 2007, a contribution to its Surplus that is twice the amount of the Surplus Note.
(h) “Minimum Required Surplus” means, for purposes of this Program, that the Insurer’s total Surplus, after the issuance of the Surplus Note and New Capital contribution equals at least $50 million.
(i) “Minimum Writing Ratio” means a 2:1 ratio of Net Written Premium to Surplus.
(j) “Net Written Premium” means direct Premium plus assumed Premium less ceded Premium.
(k) “New Capital” must be in the form of Cash or Cash Equivalents and be recorded as additional paid-in capital or new stock issued. New Capital does not include Citizens Property Insurance Corporation take-out bonuses pursuant to Section 627.3511, F.S. A New Capital contribution does not constitute contributions by the Insurer made prior to the Insurer’s application date for the Surplus Note or any other funds contributed to the Insurer’s Surplus which are made for purposes other than in conjunction with the requirements of the Program.
(l) “Surplus Note” means the Surplus Note issued by the Insurer to the Board.
(m) “Office” means the Office of Insurance Regulation, which was created in Section 20.121(3),
F.S.
(n) “Premium” means premiums relating to residential property insurance in Florida including the peril of wind.
(o) “Program” means the Insurance Capital Build-Up Incentive Program created by Section 215.5595, F.S.
(p) “Substantial Impairment” or “Substantially Impair” means that the Commissioner of Insurance Regulation (Commissioner) has solvency concerns that the Insurer may not be able to meet the obligations of its policyholders and has provided the Board with a written explanation.
(q) “Surplus” means the Insurer’s admitted assets less the Insurer’s liabilities and refers to the entire Surplus of the Insurer.

THIS SURPLUS NOTE IS SUBJECT TO THE FOLLOWING TERMS AND CONDITIONS:

(1) No Prepayment Penalties: There is no penalty for prepayment of this Surplus Note.
(2) Surplus Note Proceeds: The Surplus Note proceeds will be distributed by the issuance of a check to the Insurer unless the Insurer provides a resolution passed by the Insurer’s governing board, authorizing and requesting a wire transfer of the Note proceeds and providing wire transfer instructions.
(3) Statutory Requirements:
(a) Minimum Required Surplus: Insurer represents, as a condition of obtaining this Surplus Note, that Insurer’s Surplus, New Capital, and the Surplus Note, when added together, equals at least $50 million.
(b) $50 million Limit for Insurers and Insurer Groups: The Insurer represents that the Program proceeds to be made available to the Insurer under this Surplus Note, together with Program proceeds already received or applied for by other members of the Insurer group, when added together does not exceed $50 million.
(c) New Capital Contributions to Surplus: The contribution to Surplus is made in the form of cash and meets or exceeds the Minimum Capital Contribution as defined above. This (These) asset(s) have been approved by the Office as found to be acceptable assets pursuant to Part II of Chapter 625, F.S.
(d) Depository Letter: Prior to the execution of this Surplus Note, Insurer has provided to the Board a letter from a depository institution which states the amount of unencumbered Cash or Cash Equivalents that have been deposited into the Insurer’s account.
(e) Writing Ratio: The Insurer represents that it is now at the Minimum Writing Ratio and will maintain the Minimum Writing Ratio during the term of the Surplus Note. In the alternative, the Insurer may represent that it is not currently at the Minimum Writing Ratio, but it will meet that ratio within sixty days from the date the Surplus Note is executed and will maintain the Minimum Writing Ratio for the term of the Surplus Note.
(f) The Insurer represents that it will make all quarterly filings using Form SBA 15-3 to the Office. This Form is available on the Board’s website, www.sbafla.com, under “Insurance Capital Build-Up Incentive Program” then “Quarterly Net Written Premium Report.”
(4) Payment Conditions:
(a) Payment Address: Payments shall be quarterly and shall be remitted as follows:

The instructions for wiring funds for loan repayments are as follows:

BANK OF AMERICA – TAMPA

ABA #026009593

CREDIT: STATE BOARD OF ADMINISTRATION OF FLORIDA

ACCOUNT #003660048119

You will need to instruct your bank to wire the funds to our bank as named above.

Please have your bank reference your NAIC number and your company name on all wires.

Send an email notice of your payment before 11:00 a.m. ET the day your money is coming to the Board. Notification should be sent to

ICBP@sbafla.com

and should include your NAIC number, company name, effective date of payment, and amount of payment. Indicate portion of payment allocated to principal and the portion allocated to interest. Failure to notify the SBA may result in a delay of credit for payment.

(b) Interest Rate: The Surplus Note shall accrue interest on the unpaid principal balance at a rate equivalent to the 10-year U.S. Treasury Bond rate. The rate will be adjusted quarterly far the term of the Surplus Note based on the 10-y ear Constant Maturity Treasury Fate.

(c) Interest for the First Three Years: For the first three years of the Surplus Note, Insurer is required to pay interest only. However, principal payments can be made during this time.
Interest payments shall begin to accrue from the date of this Surplus Note.

(d) Repayment Limitations: Any payment of principal or interest by the Insurer on this Surplus Note must be approved by the Commissioner, who shall approve the payment unless the Commissioner determines that such payment will Substantially Impair the financial condition of the Insurer. If such a determination is made, the Commissioner shall approve such payment that will not Substantially Impair the financial condition of the Insurer. The Board will seek approval of payments from the Commissioner and wiI1 notify any Insurer if a payment of principal and/or interest has been disapproved or, if a lower amount has been approved, the amount by which the usual payment is to be reduced.
(5) Default: Conditions, Consequences, and Insurer Responsibilities.
(a) Conditions Resulting in Default:
1. Failure to reach the Minimum Writing Ratio within 60 days of an Insurer receiving the proceeds of the Surplus Note distributed by the Board or the failure to maintain the Minimum Writing Ratio once reached unless a supplemental agreement is provided for in the Surplus Note that allows the Insurer more rime to reach the Minimum Writing Ratio due to financial considerations.
2. Failure to submit quarterly filings of Form SBA 15-3 to the Office.
3. Failure to maintain the Minimum Required Surplus except for situations involving the payment of losses resulting from a catastrophic event or a series of events resulting in catastrophic losses or where Minimum Required Surplus is reduced as a result of the accounting treatment for deferred acquisition costs.
4. Misuse of Program Proceeds: The Surplus Note will be in default if proceeds received pursuant to the Surplus Note are converted into any asset not authorized under Part 11 of Chapter
625, F.S.
5. Failure to make thee payment of interest and/or principal where the payment by the Insurer has been approved by the Office.
6. Failure to make a payment of interest and/or principal where the payment by the Insurer has not been approved by the Office, but alternative payments have been approved.
7. False or Misleading Statements. Any representations, including those made in the application and/or accompanying documentation, which is false or misleading.
8. When the Insurer pays my ordinary or extraordinary dividend when there are payments of principal or interest payments that are past due under the Surplus Note.
(b) Consequences of Default: For all defaults, the Board, in its sole discretion, may exercise any one of the following options:
1. Increase the interest rate to the maximum interest rare permitted by law;
2. Accelerate the repayment of principal and interest;
3. Shorten the term of the Surplus Note;
4. Call the Surplus Note and demand full repayment.
(c) Insurer responsibilities: The Insurer shall notify the Board when any of the above conditions resulting in default arises.
(6) Reorganization, Dissolution, or Liquidation: In the event of reorganization, dissolution, 100% reinsurance or liquidation of Insurer, pursuant to Section 215.5595(5), F.S., the Board shall be treated as a class 3 creditor pursuant to Section 631.271, F.S., for the unpaid principal and interest on this Surplus Note.
(7) Resolution by Governing Board: The Insurer’s governing board has passed a resolution which authorizes Insurer to enter into this Surplus Note and to meet all the requirements contained in this Surplus Note.

(8) Governing Law: This Surplus Note is governed by the laws of the State of Florida, without giving effect to conflict of law provisions thereof. Any dispute or claim arising out of or in connection with this Surplus Note will be submitted exclusively to the Circuit Court for the Second Judicial Circuit, in and for Leon County, Florida for trial and determination by the court.
The parties consent to the jurisdiction of such court and to service of process outside the State of Florida pursuant: to the requirements of such court in any matter submitted to it.
(9) Supplemental Agreements:
(a) Under the “Terms and Conditions” section above, the representation in (3)(e) is waived.
(b) The Insurer and the Board agree that the default condition referenced in (5)(a)(l) above which relates to the failure to reach the Minimum Writing Ratio within 60 days shall be waived due to the likelihood that its attainment may have an adverse financial impact.
(c) In lieu of provision (5)(a)(1), the Insurer agrees that the 2:l Minimum Writing Ratio requirement will be met by June 1,2007, that the Insurer will write new policies consistent with its business plan described in the Surplus Note Application, and that the Insurer’s writing ratio will progressively move toward the attainment of the 2:l Minimum Writing Ratio each quarter during the specified time frame.
(d) Should the Insurer fail to increase its writing ratio for two consecutive quarters prior to June 1, 2007, fail to obtain the 2:l Minimum Writing Ratio by June 1, 2007, or drop below the 2:l Minimum Writing Ratio once it is obtained for two consecutive quarters; the Board and the Insurer agree that the interest rate as specified in provision (4)(b) will increase while this situation lasts by 25 basis points if the resulting writing ratio is between 1.5:1 and 2:l and the interest rate will increase by 450 basis points if the writing ratio is below 1.5:1. If the writing ratio remains below 1.5:1 for three consecutive quarters after June 1, 2007, the Insurer agrees to repay a portion of the Surplus Note such that the Minimum Writing Ratio will be obtained for the following quarter.
(e) If the full payment of principal and interest are not received when due as a result of the Commissioner not approving the Insurer’s repayment or repayments, the Board may lengthen the term of the Surplus Note and make any other adjustments with the Approval of the Commissioner that will be necessary to protect the state’s interest in the repayment of the Surplus Note. Interest will continue to accrue The Insurer agrees to accept such terms and adjustments.
(f) Interest shall continue to accrue in any situation involving a default.
(g) A late fee in the amount of 5% of the invoiced amount may be charged if a payment is received five calendar days after the due date except such fee will not be charged if it results from a delay beyond the control of the insurer arising from the Office’s disapproval of the payments or delay in issuing approval of the payment of interest or principal.
(10) Entire Agreement: This Surplus Note contains the entire agreement between the above referenced parties. There are no other addendums or agreements with any other party which form a part of this contract.

     IN WITNESS WHEREOF, this agreement has been executed as of the date above.

Attest to:

By:	/s/ Bradley I. Meier	Bradley I. Meier
	Name	Print Name & Title

STATE OF Florida }
COUNTY OF Broward }

The foregoing instrument was acknowledged before me by Bradley I. Meier personally known to me _X_ or who presented as identification _______________ this 7th day of November, 2006.

/s/ Janet Conde
NOTARY PUBLIC My Commission Expires

Attest to:

By:	/s/ Sean P. Downes	Sean P. Downes
	Name	Print Name & Title

STATE OF Florida }
COUNTY OFBroward }

The foregoing instrument was acknowledged before me by Sean P. Downes personally known to me _X_ or who presented as identification _______________ this 7th day of November, 2006.

/s/ Janet Conde
NOTARY PUBLIC My Commission Expires

Attest to:

The State Board of Administration of Florida

By:	/s/ Coleman Stipanovich	11-09-06
	Coleman Stipanovich Executive Director	Date

ADDENDUM NUMBER ONE
to
INSURANCE CAPITAL BUILD-UP INCENTIVE PROGRAM SURPLUS NOTE

BETWEEN THE STATE BOARD OF ADMINISTRATION OF FLORIDA AND
UNIVERSAL PROPERTY & CASUALTY INSURANCE COMPANY

Effective: July 1, 2008

     During the 2008 legislative session, CS/CS/SB 2860 passed and became law on July 1, 2008. Section 2 of the bill provides for changes to Section 215.5595, F.S. As such, subsection 215.5595(10), F.S., allows the State Board of Administration to “...renegotiate the terms of any surplus note issued by an insurer prior to January 2008 under this program upon the agreement of the insurer and the board and consistent with the requirements of this section as amended in 2008.”

     Pursuant to the authorization provided in Section 215.5595, F.S., as amended, the undersigned parties to this Surplus Note executed on November 9, 2006, between Universal Property & Casualty Insurance Company, (NAIC #I 0861) and the State Board of Administration of Florida (“Board”) hereby agree to the following amended terms arid conditions.

     Addendum Number One is not retroactive and does not change any provision of the Surplus Note as executed on November 9. 2006, except that as of July 1. 2008, the following provisions of the Surplus Note are made effective and will be applied only on a prospective basis. All other provisions of the Surplus Note shall remain in full force and effect.

1.     Surplus Note page one, third paragraph shall be hereby amended effective prospectively beginning on July 1, 2008 to read as follows:

For and in consideration of the mutual agreements as set forth, the Insurer hereby makes a contribution to Surplus in New Capital of $25 million and covenants to meet the Minimum Writing Ratio of Premium to Surplus as specified in this Surplus Note Addendum Number One during the remaining term of this Surplus Note beginning on July 1, 2008. Ail amounts due and invoiced under the requirements of the original Surplus Note, including but not limited to interest, additional interest charges for not meeting Minimum Writing Ratio requirements, and any late fees; remain due until paid and are not affected by this Addendum Number One.

2.      The following paragraphs in the Definitions section of the Surplus Note shall be hereby amended effective prospectively beginning on July I. 2008 to read as follows:

(h) “Minimum Required Surplus” means that the Insurer’s Surplus equals at least $50 million or for Insurers writing only manufactured housing policies, at least $14 million.
(i) “Minimum Writing Ratio” is met by meeting either the Net Written Premium to Surplus writing ratio or the Gross Written Premium to Surplus writing ratio specified below for each quarter as certified quarterly by the Office.

1.     The Net Written Premium to Surplus writing ratio means a Net Written Premium to Surplus ratio of at least 1:1 from July 1, 2008 through the end of the first calendar year on December 31, 2008, a 1.5:1 ratio for the second calendar year from January 1, 2009 through December 31, 2009, and a 2:1 ratio for the third calendar year beginning on January 1, 2010 and thereafter for the remaining term of the Surplus Note.

2.     The Gross Written Premium to Surplus writing ratio means a Gross Written Premium to Surplus ratio of at least 3:1 from July 1, 2008 through the end of the first calendar year on December 3 I, 2008, a 4.5: 1 ratio for the second calendar year from January 1, 2009 through December 31, 2009, and a 6: l ratio for the third calendar year beginning on January 1, 2010 and thereafter for the remaining term of the Surplus Note.

(I) “Surplus Note” means the Surplus Note issued by the Board and Addendum Number One thereto which provisions apply prospectively beginning on July 1, 2008.

(q) “Surplus” for purposes of determining the Writing Ratio means the Issurer’s initial New Capital contribution for this Surplus Note and the outstanding principal balance of the Surplus Note. For all other purposes, Surplus means the Insurer’s admitted assets less the Insurer’s liabilities and refers to the entire Surplus of the Insurer.

3.      The Definitions section of the Surplus Note shall be hereby amended as follows to add the following paragraph (r) effective prospectively beginning on July 1, 2008.

(r) “Gross Written Premium” means direct Premium plus assumed Premium.

4.      The following paragraphs in the Surplus Note shall be hereby amended effective prospectively beginning on July 1, 2008 to read as follows:

(3)(e) Writing Ratio: The Insurer represents that it will meet the Minimum Writing Ratio as defined in Addendum Number One to the Surplus Note effective prospectively from July 1. 2008 as determined by the Office and certified to the Board quarterly, beginning with the Quarterly Written Premium Report for the quarter ending September 30. 2008 due to the Board by November 15, 2008.

(3)(f) The Insurer agrees that it will make all quarterly filings using Form SBA 15-3 as mended to the Office. This Form is available on the Board’s website, www.sbafla.com, under “Insurance Capital Build-Up Incentive Program” then “Quarterly Written Premium Report.”

(4)(d) Repayment Limitations: Any payment of principal or interest by the Insurer on this Surplus Note must be approved by the Commissioner, who shall approve the payment unless the Commissioner. determines that such payment will Substantially Impair the financial condition of the Insurer. If such a determination is made, the Commissioner shall approve such payment that will not Substantially Impair the financial condition of the Insurer. The Hoard will seek approval of payments from the Commissioner and will notify any Insurer if a payment of principal and/or interest has been disapproved or, if a lower amount has been approved, the amount by which the usual payment is to be reduced. Interest shall continue to accrue until paid including during periods when payment approval has not been granted.

5.     Paragraph (5)(a)l in the Surplus Note shall be stricken effective prospectively beginning on July 1, 2008.

6.     Paragraphs (5)(a)2 and 3 in the Surplus Note shall be hereby amended effective prospectively beginning on July 1, 2008 to read as follows:

(5)(a)2. Failure to submit quarterly filings of Form SBA 15-3 as amended to the Office.

(5)(a)3. Failure to maintain the Minimum Required Surplus except for situations involving the payment of Losses resulting from a catastrophic event or a series of events resulting in catastrophic losses or where Minimum Required Surplus is reduced as a result of the accounting treatment for deferred acquisition costs or where the Minimum Required Surplus is reduced as a result of repayment of the principal on this Surplus Note.

7.     Paragraph (5)(a) in the Surplus Note shall be hereby amended as follows to add the following sub-paragraph 9 effective prospectively beginning on July 1.2008:

(5)(a)9. Failure to maintain a level of Surplus and reinsurance sufficient to cover in excess of the Insurer’s 1-in-100 year probable maximum loss as agreed to in paragraph (9) of the Surplus Note as amended.

8.      Paragraph (6) in the Surplus Note shall be hereby amended effective prospectively beginning on July 1, 2008 to read as follows:

(6) Reorganization, Dissolution, or Liquidation: In the event of reorganization, dissolution, 100% reinsurance or liquidation of Insurer, pursuant to Section 21 5.5595(5), F.S., the Hoard shall be treated as a creditor pursuant to Section 631.271. F.S., for the unpaid principal and interest on this Surplus Note.

9.     Paragraphs (9)(a), (b), and (c) Supplemental Agreements shall be stricken effective prospectively beginning on July 1, 2008.

10.     Paragraph (9)(d) Supplemental Agreements shall be hereby amended effective prospectively beginning on July 1, 2008 to read as follows:

(9)(d) Increase in interest rate for failure to meet the Minimum Writing Ratio. (See the Minimum Writing Ratio and Interest Rate Charges Table below).

1.        From July 1, 2008 through December 31, 2008, each quarter the Insurer’s writing ratio based on Net Written Premium to Surplus drops between .5:1 and 1:1, the Board and the Insurer agree that the interest rate as specified in provision (4)(b) will be increased by 25 basis points until the 1:l Net Written Premium to Surplus writing ratio is met. From January 1, 2009 through December 31, 2009, the interest rate will be increased by 25 basis points each quarter the Net Written Premium to Surplus writing ratio drops between 1:1 and 1.5: 1 until the 1.5:l ratio is met. Beginning January 1, 2010 and continuing for the term of the Surplus Note, the interest rate will be increased by 25 basis points each quarter the Net Written Premium to Surplus writing ratio drops between I .5:1 and 2:l until the 2: 1 ratio is met.

From July 1, 2008 through December 3 1,2008, each quarter the Insurer’s writing ratio based on Net Written Premium to Surplus drops below .5:l, the Board and the insurer agree that the interest rate as specified in provision (4)(b) will be increased by 450 basis points until the .5:1 Net Written Premium to Surplus writing ratio is met. From January 1, 2009 through December 31, 2009, the interest rate will he increased by 450 basis points each quarter the Net Written Premium to Surplus writing ratio drops below I:I until the 1:1 ratio is met. Beginning January 1, 2010 arid continuing for the term of the Surplus Note, the interest rate will be increased by 450 basis points each quarter the Net Written Premium to Surplus writing ratio drops below 1.5:l until the 1.5:l ratio is met.

2.         From July 1, 2008 through December 31, 2008, each quarter the Insurer’s writing ratio based on Gross Written Premium to Surplus drops between 2: 1 and 3:1, the Board and the Insurer agree that the interest rate as specified in provision (4)(b) will be increased by 25 basis points until the 3:l Gross Written Premium to Surplus writing ratio is met. From January 1, 2009 through December 31, 2009, the interest rate will be increased by 25 basis points each quarter the Gross Written Premium to Surplus writing ratio drops between 3:l and 4.5:l until the 4.5:l ratio is met. Beginning January 1, 2010 and continuing for the term of the Surplus Note, the interest rate will be increased by 25 basis points each quarter the Gross Written Premium to Surplus writing ratio drops between 4.5:l and 6:l until the 6:l ratio is met.

From July 1, 2008 through December 3 1,2008, each quarter the Insurer’s writing ratio based on Gross Written Premium to Surplus drops below 2:1, the Board and the Insurer agree that the interest rate as specified in provision (4)(b) will be increased by 450 basis points until the 2:l Gross Written Premium to Surplus writing ratio is met. From January 1. 2009 through December 31, 2009, the interest rate will be increased by 450 basis points each quarter the Gross Written Premium to Surplus writing ratio drops below 3:l until the 3:l ratio is met. Beginning January 1, 2010 and continuing for the ten11 of the Surplus Note, the interest rate will be increased by 450 basis points each quarter the Gross Written Premium to Surplus writing ratio drops below 4.5:l until the 4.5: 1 ratio is met.

Minimum Writing Ratio and Interest Rate Charges Table
Calendar Year	Increase in Interest Rate	Net Written Premium to Surplus Ratio Range	Net Written Premium to Surplus Requirement	Gross Written Premium to Surplus Ratio Range	Gross Written Premium to Surplus Requirement
1 7/1/08 - 12/31/08	25 bps	.5:1 < 1:1	1:1	2:1 < 3:1	3:1
	450 bps	< .5:1		<2:1
2 1/1/09 - 12/31/09	25 bps	1:1 < 1.5:1	1.5:1	3:1 < 4.5:1	4.5:1
	450 bps	<1:1		<3:1
3 1/1/10 - thereafter	25 bps	1.5:1 < 2:1	2:1	4.5:1 < 6:1	6:1
	450 bps	<1.5:1		< 4.5:1
bps = basic points

3.      The Insurer agrees to repay the Surplus Note or that portion of the Surplus Note such that the Minimum Writing Ratio will be obtained the following quarter if conditions a, and b. below exists provided that the Insurer is capable of repayment without creating a financially hazardous condition. The Board will consult with the Office in order to avoid financially hazardous issues and, as a result, may direct the Insurer to follow an alternative accelerated repayment plan acceptable to the Office.

a.     The issurer’s writing ratio based on Net Written Premium to Surplus drops below 1:1 for three consecutive quarters beginning January 1, 2010.

b.     The Insurer’s writing ratio based on Gross Written Premium to Surplus drops below 3:l for three consecutive quarters beginning January 1, 2010.

11.     Paragraph (9)(g) Supplemental Agreements shall be hereby amended effective prospectively beginning on July 1, 2008 to read as follows:

(9)(g) A late fee in the amount of 5% of the invoiced amount will be charged if a payment is received five days after the due date. A late fee will not be charged if it results fi0111 a delay beyond the control of the Issuer arising from the Office’s disapproval of the payment or delay in issuing approval of the payment of interest or principal. Late fees may be charged for late payments or other late remittances.

12.     Paragraph (9) Supplemental Agreements shall be hereby amended to add the following sub-paragraphs (h) and (i) effective prospectively beginning on July 1, 2008:

(9)(h) Any other surplus notes not issued in conjunction with the Insurance Capital Build-Up Incentive Program will be subordinated to this Surplus Note.

(9)(i) The Insurer agrees to maintain a level of Surplus and reinsurance sufficient to cover in excess of its 1-in-100 year probable maximum loss, as determined by a hurricane loss model accepted by the Florida Commission on Hurricane Loss Projection Methodology as certified by the Office annually.

13.     Except as otherwise noted in this Addendum Number One, all the duties, responsibilities, and obligations agreed to ill the Surplus Note executed on November 9, 2006 shall continue it1 fill1 force and effect.

IN WITNESS WHEREOF, this Addendum Number One to the Surplus Note has been executed as of the dates below.

We are each, respectively, executive officers of the Insurer and are acting within our authority in executing this Surplus Note Addendum.

Attest to:

By:	/s/ Bradley I. Meier	Bradley I. Meier	11/5/08
	Name	Print Name & Title	Date

STATE OF	Florida	}
COUNTY OF	Broward	}

The foregoing instrument was acknowledged before me by Bradley I Meier personally known to me     X     or who presented an identification               .
This 5th day of November, 2008.

         /s/ Janet Conde
NOTARY PUBLIC
My Commission Expires June 26, 2011

u:\edgar\universal insurance holdings, inc\corresp\exh_d.rtf

By:	/s/ Sean Downes	Sean Downes, COO	11/5/2008
	Name	Print Name & Title	Date

STATE OF	Florida	}
COUNTY OF	Broward	}

The foregoing instrument was acknowledged before me by Sean Downes personally known to me     X     or who presented an identification               .
This 5th day of November, 2008.

         /s/ Berluth Wallace
NOTARY PUBLIC
My Commission Expires: November 1, 2010

The State Board of Administration of Florida

By:	/s/ Ashbel C. Williams	11/6/08
	Ashbel C. Williams	Date
Executive Director & CIO

          2

EXHIBIT E

Multiple Line Quota Share
Reinsurance Contract
Effective: June 1, 2008

issued to

Universal Property and Casualty Insurance Company
Fort Lauderdale, Florida

Table of Contents

Article		Page
I	Classes of Business Reinsured	1
II	Term	1
III	Special Termination	3
IV	Definitions	4
V	Territory (BRMA 51A)	5
VI	Exclusions	5
VII	Coverage	9
VIII	Loss in Excess of Policy Limits/ECO	10
IX	Other Reinsurance and FHCF Coverage	11
X	Accounting Basis	12
XI	Reinsurance Premium	12
XII	Commission	12
XIII	Contingent Commission	12
XIV	Reports and Remittances	13
XV	Loss Settlements	13
XVI	Salvage and Subrogation	14
XVII	Errors and Omissions (BRMA 14F)	14
XVIII	Offset (BRMA 36C)	14
XIX	Currency (BRMA 12A)	14
XX	Taxes (BRMA 50B)	15
XXI	Federal Excise Tax (BRMA 17D)	15
XXII	Unauthorized Reinsurance	15
XXIII	Original Conditions	17
XXIV	Third Party Rights (BRMA 52C)	17
XXV	Severability (BRMA 72A)	17
XXVI	Governing Law (BRMA 71A)	17
XXVII	Access to Records (BRMA 1E)	17
XXVIII	Confidentiality (BRMA 69D)	17
XXIX	Insolvency	18
XXX	Arbitration (BRMA 6J)	18
XXXI	Service of Suit (BRMA 49C)	19
XXXII	Mode of Execution	20
XXXIII	Intermediary (BRMA 23A)	20

Multiple Line Quota Share
Reinsurance Contract
Effective: June 1, 2008

issued to

Universal Property and Casualty Insurance Company
Fort Lauderdale, Florida
(hereinafter referred to as the “Company”)

by

The Subscribing Reinsurer(s) Executing the
Interests and Liabilities Agreement(s)
Attached Hereto
(hereinafter referred to as the “Reinsurer”)

Article I - Classes of Business Reinsured
A.

By this Contract the Reinsurer agrees to reinsure the Net Liability of the Company under its Policies in force at the effective time and date hereof or issued or renewed at or after that time and date, and underwritten and classified by the Company as Allied Lines, Extended Coverage, Dwelling Fire, Homeowners Multiple Peril, Condominium Contents, Inland Marine, and Personal Liability when written in conjunction with Dwelling Coverage, but not to include business classified by the Company as ex-wind.

B.

The liability of the Reinsurer with respect to each cession hereunder shall commence obligatorily and simultaneously with that of the Company, subject to the terms, conditions and limitations hereinafter set forth.

Article II - Term
A.

This Contract shall become effective at 12:01 a.m., Eastern Daylight Time, June 1, 2008, with respect to losses arising out of Loss Occurrences commencing at or after that time and date, and shall continue in force thereafter until terminated.

B.

This Contract may be terminated by either party at 12:01 a.m., Eastern Daylight Time, on June 1, 2009, or at 12:01 a.m., Eastern Daylight Time, on any June 1 thereafter by giving to the other party not less than 90 days prior notice by certified mail.

C.

If this Contract is terminated or if a Contract Year concludes while a Loss Occurrence covered hereunder is in progress, the Reinsurer’s liability hereunder shall, subject to the other terms and conditions of this Contract, be determined as if the entire Loss Occurrence had occurred prior to the termination of this Contract or prior to the conclusion of the Contract Year, provided that no part of such Loss Occurrence is claimed against any renewal or replacement of this Contract.

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D.

Upon termination of this Contract, the Company shall reassume the ceded unearned premium (less any ceding commission thereon) in force at the effective time and date of termination, whereby the Reinsurer shall have no liability for losses occurring subsequent to the effective time and date of termination of this Contract.

E.

Notwithstanding paragraph D above, at termination of this Contract, upon mutual agreement by the parties hereto, the Reinsurer shall remain liable for all Policies covered by this Contract that are in force at the effective time and date of termination, until the termination, expiration or renewal of such Policies, whichever occurs first, but not to extend beyond 12 months after the effective time and date of termination.

F.

If this Contract is terminated at 12:01 a.m., Eastern Daylight Time, June 1, 2009, and does not expire in accordance with paragraph E above, the Company shall have the option, upon 10 days written notice prior to the effective time and date of termination of this Contract, to purchase $120,000,000 of catastrophe limits from the Reinsurer for losses arising under Policies that remain in force, for losses that occur during the 12-month period commencing 12:01 a.m., Eastern Daylight Time, June 1, 2009. The catastrophe limit available to the Company shall be the lesser of $120,000,000 or the 100-year PML, including storm surge and loss amplification, using AIR 9.5 Detailed Loss Model and the AIR historical windstorm event set, calculated as of 12:01 a.m., Eastern Daylight Time, June 1, 2009, less recoveries from the Florida Hurricane Catastrophe Fund (hereinafter the “FHCF”) as established for Policies in effect at June 1, 2009 (hereinafter the “Additional Property Catastrophe Limit”). In the event the FHCF has not established the structure for the 2009/2010 contract year, the catastrophe limit calculation shall be recalculated once the FHCF 2009/2010 contract year structure has been determined. The purchase price for the Additional Property Catastrophe Limit shall be at the Reinsurer’s price, but in no event greater than a 34.5% rate-on-line. The attachment point of the Additional Property Catastrophe Limit shall be the lesser of $30,000,000 or 25.0% of the Additional Property Catastrophe Limit, subject to a minimum attachment point of $15,000,000.

G.

Any loss payments under paragraph F above shall reduce the limit of coverage afforded by the amounts paid, but the limit of coverage shall be reinstated from the time of the occurrence of the loss, and for each amount so reinstated, the Company agrees to pay an additional premium calculated at pro rata of the Reinsurer’s premium for the Additional Property Catastrophe Limit, being pro rata only as to the fraction of the Additional Property Catastrophe Limit so reinstated. Nevertheless, the Reinsurer’s liability hereunder shall not exceed the Additional Property Catastrophe Limit, in respect of any one Loss Occurrence, and shall not exceed two times the Additional Property Catastrophe Limit in respect of all Loss Occurrences during the 12-month period commencing 12:01 a.m., Eastern Daylight Time, June 1, 2009.

H.	All other terms and conditions applicable to the purchase by the Company of said Additional Property Catastrophe Limit(s) shall be subject to mutual agreement between the Company and the Reinsurer.

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Article III - Special Termination
A.

Notwithstanding the provisions of the Term Article, the Company may terminate a subscribing reinsurer’s percentage share in this Contract at any time by giving prior written notice to the subscribing reinsurer in the event any of the following circumstances occur:

1.

The subscribing reinsurer’s policyholders’ surplus (or its equivalent under the subscribing reinsurer’s accounting system) at the beginning of any Contract Year has been reduced by more than 20.0% of the amount of surplus (or the applicable equivalent) 12 months prior to that date; or

2.

The subscribing reinsurer’s policyholders’ surplus (or its equivalent under the subscribing reinsurer’s accounting system) at any time during the Contract Year has been reduced by more than 20.0% of the amount of surplus (or the applicable equivalent) at the date of the subscribing reinsurer’s most recent financial statement filed with regulatory authorities and available to the public as of the Contract Year; or

	3.	The subscribing reinsurer’s A.M. Best’s rating has been assigned or downgraded below A- and/or Standard and Poor’s rating has been assigned or downgraded below BBB+; or
	4.	The subscribing reinsurer has become merged with, acquired by or controlled by any other entity or individual(s) not controlling the subscribing reinsurer’s operations previously; or
	5.	A State Insurance Department or other legal authority has ordered the subscribing reinsurer to cease writing business; or
6.

The subscribing reinsurer has become insolvent or has been placed into liquidation or receivership (whether voluntary or involuntary) or proceedings have been instituted against the subscribing reinsurer for the appointment of a receiver, liquidator, rehabilitator, conservator or trustee in bankruptcy, or other agent known by whatever name, to take possession of its assets or control of its operations; or

	7.	The subscribing reinsurer has reinsured its entire liability under this Contract without the Company’s prior written consent; or
	8.	The subscribing reinsurer has ceased assuming new or renewal property or casualty treaty reinsurance business.
B.

In the event of such termination, the liability of the subscribing reinsurer shall be terminated in accordance with the termination provisions of the Term Article except that the prior written notice given the subscribing reinsurer in paragraph A above will apply as regards notice of termination. Notwithstanding the termination provisions of the Term Article, the Company shall have the right, by giving the subscribing reinsurer prior notice in writing via certified mail, to relieve the subscribing reinsurer of liability for losses occurring subsequent to the date of termination, and, as a result, the subscribing reinsurer shall return the unearned portion, if any, of any reinsurance premium paid hereunder.

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Article IV – Definitions
A.	Contract Quarter

“Contract Quarter” as used herein shall mean the period from 12:01 a.m., Eastern Daylight Time, June 1, 2008, to 12:01 a.m., Eastern Daylight Time, September 1, 2008, and each respective three-month period (or portion thereof) thereafter.

B.	Contract Year

“Contract Year” as used herein shall mean the period from 12:01 a.m., Eastern Daylight Time, June 1, 2008, to 12:01 a.m., Eastern Daylight Time, June 1, 2009, and each respective 12-month period (or portion thereof) thereafter that this Contract continues in force. However, if this Contract is terminated, the final Contract Year shall be from the beginning of the then current Contract Year through the date of termination if this Contract is terminated on a “cutoff” basis, or the end of the runoff period if this Contract is terminated on a “runoff” basis.

C.	Declaratory Judgment Expense

“Declaratory Judgment Expense” as used herein shall mean all expenses incurred by the Company in connection with a declaratory judgment action brought to determine the Company’s defense and/or indemnification obligations that are allocable to a specific claim subject to this Contract. Declaratory Judgment Expense shall be deemed to have been incurred on the date of the original loss (if any) giving rise to the declaratory judgment action.

D.	Gross Net Premiums Earned
“Gross Net Premiums Earned” as used herein is defined as Gross Premiums Earned, less premiums paid for inuring reinsurance identified in the Other Reinsurance and FHCF Coverage Article.
E.	Gross Net Written Premium
“Gross Net Written Premium” as used herein is defined as Gross Written Premium, less premiums paid for inuring reinsurance identified in the Other Reinsurance and FHCF Coverage Article.
F.	Gross Premiums Earned

“Gross Premiums Earned” as used herein is defined as ceded unearned premium at the inception of the Contract Year, plus ceded Gross Written Premium during the Contract Year, less ceded unearned premium at the end of the Contract Year.

G.	Gross Written Premium

“Gross Written Premium” as used herein is defined as gross premium written by the Company for the classes of business reinsured hereunder, less cancellations and return premiums, less managing general agent’s fees retained by any general agent of the Company.

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H.		Loss Adjustment Expense
1.

“Loss Adjustment Expense,” regardless of how such expenses are classified for statutory reporting purposes, shall mean all costs and expenses allocable to a specific claim that are incurred by the Company in the investigation, appraisal, adjustment, settlement, litigation, defense or appeal of a specific claim, including court costs and costs of supersedeas and appeal bonds, and including a) pre-judgment interest, unless included as part of the award or judgment; b) post-judgment interest; c) legal expenses and costs incurred in connection with coverage questions and legal actions connected thereto, including Declaratory Judgment Expense; d) expenses and a pro rata share of salaries of the Company field employees, and expenses of other Company employees who have been temporarily diverted from their normal and customary duties and assigned to the field adjustment of losses covered by this Contract; and e) advertising or other extraordinary communication expenses incurred as a result of a covered Loss Occurrence.

2.

Loss Adjustment Expense as defined in subparagraph 1 above does not include unallocated loss adjustment expense. Unallocated loss adjustment expense includes, but is not limited to, salaries and expenses of employees, other than in (d) above, and office and other overhead expenses, other than in (e) above.

I.	Losses Incurred

“Losses Incurred” as used herein shall mean ceded losses and Loss Adjustment Expense paid as of the effective date of calculation, plus the ceded reserves for losses and Loss Adjustment Expense outstanding as of the same date, all as respects losses arising out of Loss Occurrences commencing during the Contract Year under consideration, plus an amount representing incurred but not reported losses to be determined by the Company.

J.	Loss Occurrence
	1.	Property business:
a.

“Loss Occurrence” shall mean the sum of all individual losses directly occasioned by any one disaster, accident or loss or series of disasters, accidents or losses arising out of one event which occurs within the area of one state of the United States or province of Canada and states or provinces contiguous thereto and to one another. However, the duration and extent of any one “Loss Occurrence ” shall be limited to all individual losses sustained by the Company occurring during any period of 168 consecutive hours arising out of and directly occasioned by the same event, except that the term “Loss Occurrence” shall be further defined as follows:

i.

As regards windstorm, hail, tornado, hurricane, cyclone, including ensuing collapse and water damage, all individual losses sustained by the Company occurring during any period of 72 consecutive hours arising out of and directly occasioned by the same event. However, the event need not be limited to one state or province or states or provinces contiguous thereto.

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ii.

As regards riot, riot attending a strike, civil commotion, vandalism and malicious mischief, all individual losses sustained by the Company occurring during any period of 72 consecutive hours within the area of one municipality or county and the municipalities or counties contiguous thereto arising out of and directly occasioned by the same event. The maximum duration of 72 consecutive hours may be extended in respect of individual losses which occur beyond such 72 consecutive hours during the continued occupation of an assured’s premises by strikers, provided such occupation commenced during the aforesaid period.

iii.

As regards earthquake (the epicentre of which need not necessarily be within the territorial confines referred to in the opening subparagraph of this definition) and fire following directly occasioned by the earthquake, only those individual fire losses which commence during the period of 168 consecutive hours may be included in the Company’s “Loss Occurrence.”

iv.

As regards “freeze,” only individual losses directly occasioned by collapse, breakage of glass and water damage (caused by bursting frozen pipes and tanks and melting snow) may be included in the Company’s “Loss Occurrence.”

b.

Except for those “Loss Occurrences” referred to in i and ii of subparagraph a above, the Company may choose the date and time when any such period of consecutive hours commences, provided that it is not earlier than the date and time of the occurrence of the first recorded individual loss sustained by the Company arising out of that disaster, accident or loss, and provided that only one such period of 168 consecutive hours shall apply with respect to one event.

c.

However, as respects those “Loss Occurrences” referred to in i and ii of subparagraph a above, if the disaster, accident or loss occasioned by the event is of greater duration than 72 consecutive hours, then the Company may divide that disaster, accident or loss into two or more “Loss Occurrences,” provided that no two periods overlap and no individual loss is included in more than one such period, and provided that no period commences earlier than the date and time of the occurrence of the first recorded individual loss sustained by the Company arising out of that disaster, accident or loss.

d.

It is understood that losses arising from a combination of two or more perils as a result of the same event shall be considered as having arisen from one “Loss Occurrence.” Notwithstanding the foregoing, the hourly limitations as stated in the subparagraphs above shall not be exceeded as respects the applicable perils and no single “Loss Occurrence” shall encompass a time period greater than 168 consecutive hours.

2.	Liability business:
The term “Loss Occurrence” shall mean an accident or occurrence or a series of accidents or occurrences arising out of or caused by one event.

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K.	Net Liability

“Net Liability” as used herein shall mean the Company’s gross liability remaining after cessions, if any, to other reinsurance which inures to the benefit of this Contract. Notwithstanding the foregoing, the Reinsurer’s Net Liability shall not be increased by the Company’s inability to collect from any reinsurance set forth in the Other Reinsurance and FHCF Coverage Article.

L.	Policy
“Policy” or “Policies” as used herein shall mean the Company’s binders, policies and contracts providing insurance on the classes of business covered under this Contract.
Article V - Territory (BRMA 51A)
The territorial limits of this Contract shall be identical with those of the Company’s Policies.
Article VI - Exclusions
A.	This Contract does not apply to and specifically excludes the following:
	1.	All reinsurance assumed by the Company, except agency reinsurance.
	2.	Cargo.
	3.	Difference in Conditions insurances and similar kinds of insurances, when written as such.
	4.	Mortgage Impairment insurances and other similar kinds of insurances, regardless of how styled.
	5.	Wrongful conversion, embezzlement or secretion.
	6.	Financial guarantee and insolvency.
	7.	Third party liability business written by the Company on a co-indemnity basis where the Company is not the controlling carrier.
	8.	Third party liability business written to apply in excess of a deductible of more than $10,000, and third party liability business issued to apply specifically in excess over underlying insurance.
	9.	Ocean Marine (including Protection and Indemnity), Accident and Health, Title, Surety and Credit business.
	10.	Flood and/or earthquake when written as such.
	11.	Automobile Liability and Physical Damage business.

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12.	General Liability and Workers’ Compensation.
13.	Umbrella Liability business.
14.

Nuclear Incident as defined in the “Nuclear Incident Exclusion Clause - Physical Damage - Reinsurance - U.S.A.” and the “Nuclear Incident Exclusion Clause - Liability - Reinsurance - U.S.A.” attached hereto.

15.

Loss or damage caused by or resulting from war, invasion, hostilities, acts of foreign enemies, civil war, rebellion, insurrection, military or usurped power, or martial law or confiscation by order of any government or public authority, but this exclusion shall not apply to loss or damage covered under a standard Policy with a standard War Exclusion Clause.

16.	Loss or liability excluded under the provisions of the “Pools, Associations and Syndicates Exclusion Clause” attached hereto.
17.

All liability of the Company arising by contract, operation of law, or otherwise, from its participation or membership, whether voluntary or involuntary, in any insolvency fund. “Insolvency fund” includes any guaranty fund, insolvency fund, plan, pool, association, fund or other arrangement, however denominated, established or governed, which provides for any assessment of or payment or assumption by the Company of part or all of any claim, debt, charge, fee or other obligation of an insurer, or its successors or assigns, which has been declared by any competent authority to be insolvent, or which is otherwise deemed unable to meet any claim, debt, charge, fee or other obligation in whole or in part.

18.	Pollution and seepage coverages excluded under the provisions of the “Pollution and Seepage Exclusion Clause” attached hereto.
19.

Risks, other than offices, hotels, apartments, hospitals, education establishments, public utilities (except railroad schedules) and builders risks on the above classes where, at the time of cession, the Total Insured Value over all interests exceeds $250,000,000.

This exclusion does not apply to Contingent Business Interruption, to interests traditionally underwritten as Inland Marine or to Stock and/or Contents written on a blanket basis except where the Company is aware that the Total Insured Value of $250,000,000 is already exceeded for buildings, machinery, equipment and direct use and occupancy at the key location.

Notwithstanding anything contained herein to the contrary, it is the mutual intention of the parties in respect of bridges and tunnels to exclude such risks where the Total Insured Value over all interests exceeds $250,000,000.

20.	Losses in respect of overhead transmission and distribution lines and their supporting structures other than those on or within 150 meters (or 500 feet) of the insured premises.

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It is understood and agreed that public utilities extension and/or suppliers extension and/or contingent business interruption coverages are not subject to this exclusion, provided that these are not part of a transmitters’ or distributors’ Policy.

	21.	Loss, damage, cost or expense arising out of or resulting from any act of terrorism involving the use of any biological, chemical or nuclear agent, material, device or weapon.

An “act of terrorism” includes any act, or preparation in respect of action, or threat of action designed to influence the government de jure or de facto of any nation or any political division thereof, or in pursuit of political, religious, ideological or similar purposes to intimidate the public or a section of the public of any nation by any person or group(s) of persons whether acting alone or on behalf of or in connection with any organization(s) or government(s) de jure or de facto, and which:

		a.	Involves violence against one or more persons; or
		b.	Involves damage to property; or
		c.	Endangers life other than that of the person committing the action; or
		d.	Creates a risk to health or safety of the public or a section of the public; or
		e.	Is designed to interfere with or to disrupt an electronic system.

This definition shall also include loss, damage, cost or expense directly or indirectly caused by, contributed to by, resulting from or arising out of or in connection with any action in controlling, preventing, suppressing, retaliating against or responding to any act of terrorism.

B.

If the Company is bound, without the knowledge and contrary to the instructions of the Company’s supervisory underwriting personnel, on any business falling within the scope of one or more of the exclusions set forth above, the exclusion shall be suspended with respect to such business until 30 days after an underwriting supervisor of the Company acquires knowledge thereof, with the exception of exclusions 15, 16, 18 and 21 of paragraph A above.

Article VII – Coverage
A.	As respects business subject to this Contract, the Company shall cede to the Reinsurer and the Reinsurer agrees to accept 100% of the Company’s Net Liability.
B.

The liability of the Reinsurer for loss arising out of any one Loss Occurrence shall be 55.0% of Gross Premiums Earned, not to exceed $150,000,000. Further, the aggregate liability of the Reinsurer shall not exceed 164% of Gross Premiums Earned, not to exceed $450,000,000 as respects any one Contract Year for loss arising out of events that have been assigned a PCS catastrophe serial number by the Property Claims Services (PCS) office. The provisional Loss Occurrence limit shall be $150,000,000 and the provisional aggregate limit shall be $450,000,000 until the Gross Premiums Earned for the Contract Year have been determined. For the purposes of this paragraph B only, if this Contract is

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terminated on a “runoff” basis, the period from the effective date of termination through the end of the runoff period shall be considered a separate Contract Year.
C.

The Reinsurer shall be liable for its proportionate share of any catastrophe reinstatement premium incurred by the Company in addition to the Reinsurer’s liability listed in paragraph B of this Article.

D.

The Company shall purchase or be deemed to have purchased facultative reinsurance to limit its Policy limits subject to this Contract (exclusive of Loss in Excess of Policy Limits, Extra Contractual Obligations and Loss Adjustment Expense) to the following:

	1.	$300,000 as respects Homeowners Section II and Comprehensive Personal Liability;
	2.	$1,800,000 maximum property value.
E.	The Company shall retain a minimum 20.0% part of 100% share of its Net Liability ceded hereunder.
Article VIII - Loss in Excess of Policy Limits/ECO
A.

In the event the Company pays or is held liable to pay an amount of Loss in Excess of its Policy Limit, but otherwise within the terms of its Policy (hereinafter called “Loss in Excess of Policy Limits”) or any punitive, exemplary, compensatory or consequential damages, other than Loss in Excess of Policy Limits (hereinafter called “Extra Contractual Obligations”) because of alleged or actual bad faith, negligence or fraud on its part in rejecting an offer of settlement within Policy limits, or in the preparation of the defense or in the trial of an action against its insured or reinsured or in the preparation or prosecution of an appeal consequent upon such an action, or in otherwise handling a claim under a Policy subject to this Contract, the Loss in Excess of Policy Limits and/or the Extra Contractual Obligations shall be added to the Company’s loss, if any, under the Policy involved, and the sum thereof shall be subject to the provisions of the Coverage Article.

B.	An Extra Contractual Obligation shall be deemed to have occurred on the same date as the loss covered or alleged to be covered under the Policy.
C.

Notwithstanding anything stated herein, this Contract shall not apply to any Loss in Excess of Policy Limits or any Extra Contractual Obligation incurred by the Company as a result of any fraudulent and/or criminal act by any officer or director of the Company acting individually or collectively or in collusion with any individual or corporation or any other organization or party involved in the presentation, defense or settlement of any claim covered hereunder.

D.	Recoveries from any form of insurance or reinsurance which protects the Company against claims the subject matter of this Article shall inure to the benefit of this Contract.

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Article IX - Other Reinsurance and FHCF Coverage
A.

The Company shall purchase FHCF coverage at the 90.0% level and Temporary Increase in Coverage Limits at the 90.0% level, with premiums deducted and recoveries inuring to the benefit of this Contract, whether recoverable or not.

B.	The Company may purchase FHCF Recovery Shortfall Reinsurance, with premiums deducted and recoveries inuring to the benefit of this Contract.
C.

The Company shall also purchase the additional underlying limit provided by the FHCF to Limited Apportionment Companies or companies participating in the Capital Build-Up Incentive Program, with premiums deducted and recoveries inuring to the benefit of this Contract, whether recoverable or not.

D.	The Company shall also maintain in force the following, with premiums deducted (including reinstatement premium, if any) and recoveries inuring to the benefit of this Contract:
	1.	Multiple Layer Property Catastrophe Excess of Loss Reinsurance Contract:
Layer 1 - 100% of $140,000,000 excess $150,000,000 each Loss Occurrence;
Layer 2 - 100% of $134,000,000 excess $290,000,000 each Loss Occurrence;
Layer 3 - 100% of $125,000,000 excess $424,000,000 each Loss Occurrence.
	2.	Fourth Layer Property Catastrophe Excess of Loss Reinsurance Contract (effective July 1, 2008):
Layer 4 - 90.0% of $100,000,000 excess $549,000,000 each Loss Occurrence.
	3.	Multiple Line Excess of Loss Reinsurance Contract:

Coverage A - Property - 100% of $1,300,000 excess $500,000 each Risk, each Loss and $1,300,000 each Loss Occurrence, subject to an annual aggregate deductible of $1,300,000; Coverage B - Liability - 100% of $1,000,000 excess $300,000 each Loss Occurrence.

	4.	Second Layer Reinstatement Premium Protection Reinsurance Contract:

100% coverage for reinstatement premium due under the following Second Excess Layer of property catastrophe excess of loss reinsurance; $134,000,000 excess $290,000,000 each Loss Occurrence subject to one full reinstatement with obligatory additional premium calculated at 100% as to time and pro rata as to amount.

	5.	Third Layer Reinstatement Premium Protection Reinsurance Contract:

100% coverage for reinstatement premium due under the following Third Excess Layer of property catastrophe excess of loss reinsurance; $125,000,000 excess $424,000,000 each Loss Occurrence, subject to one full reinstatement with obligatory additional premium calculated at 100% as to time and pro rata as to amount.

	6.	Additional Third Event Property Catastrophe Excess of Loss Reinsurance Contract (effective July 1, 2008):

80.0% of $100,000,000 excess $150,000,000 each Loss Occurrence and for the term of this contract, with Layer 1 of the Multiple Layer Property Catastrophe Excess of Loss Reinsurance Contract inuring to this contract. For purposes of this contract, the Ultimate Net Loss (prior to the deduction of such inuring reinsurance) shall not exceed $290,000,000 any one Loss Occurrence.

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Article X - Accounting Basis

All premiums and losses under this Contract shall be reported on an “accident year” accounting basis. Unless specified otherwise herein, all premiums shall be credited to the Contract Year during which they earn, and all losses shall be charged to the Contract Year during which they occur.

Article XI - Reinsurance Premium
The Company shall cede to the Reinsurer its proportionate share of the Gross Net Written Premium on all Policies subject to this Contract.
Article XII - Commission
A.

The Reinsurer shall allow the Company a 31.0 % commission on Gross Written Premium ceded to the Reinsurer hereunder. The Company shall allow the Reinsurer return commission on return Gross Written Premium at the same rate.

B.

It is expressly agreed that the commission allowed the Company includes provision for all dividends, commissions, taxes, and all other expenses of whatever nature, except allocated Loss Adjustment Expense.

Article XIII - Contingent Commission
	A.	The Reinsurer shall pay the Company a contingent commission equal to 50.0% of the net profit, if any, accruing to the Reinsurer during each Contract Year hereunder.
B.

The Reinsurer’s net profit for each Contract Year shall be calculated in accordance with the following formula, it being understood that a positive balance equals net profit and a negative balance equals net loss:

	1.	Gross Premiums Earned for the Contract Year; less
	2.	Commission allowed the Company on Gross Premiums Earned during the Contract Year; less
	3.	Premiums paid for reinsurance identified in the Other Reinsurance and FHCF Coverage Article, including all reinstatement premiums during the Contract Year; less
	4.	Expenses incurred by the Reinsurer at 20.0% of Gross Net Premiums Earned for the Contract Year; less
	5.	Losses Incurred for the Contract Year.
C.

The Company shall calculate and report the Reinsurer’s net profit as promptly as possible after the end of each Contract Year, and as promptly as possible after the end of each 12-month period thereafter until all losses subject hereto have been finally settled. Each such calculation shall be based on cumulative transactions hereunder from the beginning of the Contract Year through the date of calculation. As respects the initial calculation referred to above, any contingent commission shown to be due the Company shall be paid by the Reinsurer within 45 days after the end of the Contract Year. As respects each recalculation, any additional contingent commission shown to be due the Company shall be

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paid by the Reinsurer within 45 days after the end of the 12-month period under consideration. Any return contingent commission shown to be due the Reinsurer shall be paid by the Company with its report.

Article XIV - Reports and Remittances
A.

Within 30 days after the inception of this Contract, the Company shall report to the Reinsurer the ceded unearned premium (less commission thereon) with respect to business in force as of the effective date of this Contract. The Company shall remit payment of this amount with the report.

B.	Within 30 days after the end of each Contract Quarter, the Company shall report to the Reinsurer:
	1.	Ceded Gross Written Premium for the Contract Quarter.
	2.	Commission on (1) above for the Contract Quarter.
	3.	Ceded premiums paid for reinsurance identified in the Other Reinsurance and FHCF Coverage Article, including all reinstatement premiums.
	4.	Ceded losses and Loss Adjustment Expense paid during the Contract Quarter (net of any recoveries during the Contract Quarter under the “cash call” provisions of the Loss Settlements Article).
	5.	Outstanding loss reserves (including reserves for IBNR loss, if any) and Loss Adjustment Expense reserves.

The positive balance of (1) less (2) less (3) less (4) for each Contract Quarter shall be remitted by the Company with its report. Any balance shown to be due the Company shall be remitted by the Reinsurer as promptly as possible after receipt and verification of the Company’s report.

C.	Annually, the Company shall furnish the Reinsurer with such information as the Reinsurer may require to complete its Annual Convention Statement.
Article XV - Loss Settlements
A.

Losses shall be reported by the Company in summary form as hereinafter provided, but the Company shall notify the Reinsurer immediately when a specific case involves unusual circumstances or large loss possibilities. Further, the Company shall notify the Reinsurer whenever a claim involves a fatality, amputation, spinal cord damage, brain damage, blindness, extensive burns or multiple fractures, or any claim arising from sexual abuse, molestation, sexual harassment or discrimination, regardless of liability. The Reinsurer shall have the right to participate, at its own expense, in the defense or control of any claim or suit or proceeding involving this reinsurance.

B.	All loss settlements made by the Company, whether under strict Policy conditions or by way of compromise, except as otherwise provided in this Contract, shall be binding upon the

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Reinsurer, and the Reinsurer agrees to pay or allow, as the case may be, its proportion of each such settlement in accordance with the Reports and Remittances Article. It is understood that the Reinsurer’s liability under this Contract shall not include any ex gratia payments made by the Company. It is agreed, however, that if the Reinsurer’s share of any loss is equal to or greater than $50,000, the Reinsurer will pay its share of said loss (i.e., cash call) as promptly as possible after receipt of reasonable evidence of the amount paid by the Company.

C.

In the event of a claim under a Policy subject hereto, the Reinsurer shall be liable for its proportionate share of Loss Adjustment Expense incurred by the Company in connection therewith. The Reinsurer shall be credited with its proportionate share of any recoveries of such expense.

Article XVI - Salvage and Subrogation

The Reinsurer shall be credited with its proportionate share of salvage or subrogation recoveries (i.e., reimbursement obtained or recovery made by the Company, less the Reinsurer’s proportionate share of Loss Adjustment Expense incurred in obtaining such reimbursement or making such recovery) on account of claims and settlements involving reinsurance hereunder. The Company hereby agrees to enforce its rights to salvage or subrogation relating to any loss, a part of which loss was sustained by the Reinsurer, and to prosecute all claims arising out of such rights if, in the Company’s opinion, it is economically reasonable to do so.

Article XVII - Errors and Omissions (BRMA 14F)

Inadvertent delays, errors or omissions made in connection with this Contract or any transaction hereunder shall not relieve either party from any liability which would have attached had such delay, error or omission not occurred, provided always that such error or omission is rectified as soon as possible after discovery.

Article XVIII - Offset (BRMA 36C)

The Company and the Reinsurer shall have the right to offset any balance or amounts due from one party to the other under the terms of this Contract. The party asserting the right of offset may exercise such right any time whether the balances due are on account of premiums or losses or otherwise.

Article XIX - Currency (BRMA 12A)
A.	Whenever the word “Dollars” or the “$” sign appears in this Contract, they shall be construed to mean United States Dollars and all transactions under this Contract shall be in United States Dollars.
B.	Amounts paid or received by the Company in any other currency shall be converted to United States Dollars at the rate of exchange at the date such transaction is entered on the books of the Company.

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Article XX - Taxes (BRMA 50B)

In consideration of the terms under which this Contract is issued, the Company will not claim a deduction in respect of the premium hereon when making tax returns, other than income or profits tax returns, to any state or territory of the United States of America or the District of Columbia.

Article XXI - Federal Excise Tax (BRMA 17D)
A.

The Reinsurer has agreed to allow for the purpose of paying the Federal Excise Tax the applicable percentage of the premium payable hereon (as imposed under Section 4371 of the Internal Revenue Code) to the extent such premium is subject to the Federal Excise Tax.

B.

In the event of any return of premium becoming due hereunder the Reinsurer will deduct the applicable percentage from the return premium payable hereon and the Company or its agent should take steps to recover the tax from the United States Government.

Article XXII - Unauthorized Reinsurance
(Applies only to a subscribing reinsurer who does not qualify for full credit with any insurance regulatory authority having jurisdiction over the Company’s reserves.)
A.

As regards Policies or bonds issued by the Company coming within the scope of this Contract, the Company agrees that when it shall file with the insurance regulatory authority or set up on its books reserves for unearned premium and losses covered hereunder which it shall be required by law to set up, it will forward to the subscribing reinsurer a statement showing the proportion of such reserves which is applicable to the subscribing reinsurer. The subscribing reinsurer hereby agrees to fund such reserves in respect of unearned premium, known outstanding losses that have been reported to the subscribing reinsurer and allocated Loss Adjustment Expense relating thereto, losses and allocated Loss Adjustment Expense paid by the Company but not recovered from the subscribing reinsurer, plus reserves for losses incurred but not reported, as shown in the statement prepared by the Company (hereinafter referred to as “subscribing reinsurer’s obligations”) by funds withheld, cash advances or a Letter of Credit. The subscribing reinsurer shall have the option of determining the method of funding provided it is acceptable to the insurance regulatory authorities having jurisdiction over the Company’s reserves.

B.

When funding by a Letter of Credit, the subscribing reinsurer agrees to apply for and secure timely delivery to the Company of a clean, irrevocable and unconditional Letter of Credit issued by a bank and containing provisions acceptable to the insurance regulatory authorities having jurisdiction over the Company’s reserves in an amount equal to the subscribing reinsurer’s proportion of said reserves. Such Letter of Credit shall be issued for a period of not less than one year, and shall be automatically extended for one year from its date of expiration or any future expiration date unless 30 days (60 days where required by insurance regulatory authorities) prior to any expiration date the issuing bank shall notify the

BENFIELD

Company by certified or registered mail that the issuing bank elects not to consider the Letter of Credit extended for any additional period.
C.

The subscribing reinsurer and Company agree that the Letters of Credit provided by the subscribing reinsurer pursuant to the provisions of this Contract may be drawn upon at any time, notwithstanding any other provision of this Contract, and be utilized by the Company or any successor, by operation of law, of the Company including, without limitation, any liquidator, rehabilitator, receiver or conservator of the Company for the following purposes, unless otherwise provided for in a separate Trust Agreement:

	1.	To reimburse the Company for the subscribing reinsurer’s obligations, the payment of which is due under the terms of this Contract and which has not been otherwise paid;
	2.	To make refund of any sum which is in excess of the actual amount required to pay the subscribing reinsurer’s obligations under this Contract;
3.

To fund an account with the Company for the subscribing reinsurer’s obligations. Such cash deposit shall be held in an interest bearing account separate from the Company’s other assets, and interest thereon not in excess of the prime rate shall accrue to the benefit of the subscribing reinsurer;

	4.	To pay the subscribing reinsurer’s share of any other amounts the Company claims are due under this Contract.

In the event the amount drawn by the Company on any Letter of Credit is in excess of the actual amount required for subparagraph 1 or 3, or in the case of subparagraph 4, the actual amount determined to be due, the Company shall promptly return to the subscribing reinsurer the excess amount so drawn. All of the foregoing shall be applied without diminution because of insolvency on the part of the Company or the subscribing reinsurer.

D.

The issuing bank shall have no responsibility whatsoever in connection with the propriety of withdrawals made by the Company or the disposition of funds withdrawn, except to ensure that withdrawals are made only upon the order of properly authorized representatives of the Company.

E.

E.At annual intervals, or more frequently as agreed but never more frequently than quarterly, the Company shall prepare a specific statement of the subscribing reinsurer’s obligations, for the sole purpose of amending the Letter of Credit, in the following manner:

1.

If the statement shows that the subscribing reinsurer’s obligations exceed the balance of credit as of the statement date, the subscribing reinsurer shall, within 30 days after receipt of notice of such excess, secure delivery to the Company of an amendment to the Letter of Credit increasing the amount of credit by the amount of such difference.

2.

If, however, the statement shows that the subscribing reinsurer’s obligations are less than the balance of credit as of the statement date, the Company shall, within 30 days after receipt of written request from the subscribing reinsurer, release such excess credit by agreeing to secure an amendment to the Letter of Credit reducing the amount of credit available by the amount of such excess credit.

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Article XXIII - Original Conditions

All reinsurance under this Contract shall be subject to the same rates, terms, conditions, waivers and interpretations, and to the same modifications and alterations as the respective Policies of the Company. However, in no event shall this be construed in any way to provide coverage outside the terms and conditions set forth in this Contract.

Article XXIV - Third Party Rights (BRMA 52C)

This Contract is solely between the Company and the Reinsurer, and in no instance shall any other party have any rights under this Contract except as expressly provided otherwise in the Insolvency Article.

Article XXV - Severability (BRMA 72A)
If any provision of this Contract should be invalid under applicable laws, the latter shall control but only to the extent of the conflict without affecting the remaining provisions of this Contract.
Article XXVI - Governing Law (BRMA 71A)

This Contract shall be governed as to performance, administration and interpretation by the laws of the State of Florida, exclusive of the rules with respect to conflicts of law, except as to rules with respect to credit for reinsurance in which case the applicable rules of all states shall apply.

Article XXVII - Access to Records (BRMA 1E)

The Reinsurer or its designated representatives shall have access to the books and records of the Company on matters relating to this reinsurance at all reasonable times for the purpose of obtaining information concerning this Contract or the subject matter hereof.

Article XXVIII - Confidentiality (BRMA 69D)

The Reinsurer, except with the express prior written consent of the Company, shall not directly or indirectly, communicate, disclose or divulge to any third party, any knowledge or information that may be acquired either directly or indirectly as a result of the inspection of the Company’s books, records and papers. The restrictions as outlined in this Article shall not apply to communication or disclosures that the Reinsurer is required to make to its statutory auditors, retrocessionaires, legal counsel, arbitrators involved in any arbitration procedures under this Contract or disclosures required upon subpoena or other duly-issued order of a court or other governmental agency or regulatory authority.

BENFIELD

Article XXIX – Insolvency

A.

In the event of the insolvency of the Company, this reinsurance shall be payable directly to the Company or to its liquidator, receiver, conservator or statutory successor, with reasonable provision for verification, on the basis of the liability of the Company without diminution because of the insolvency of the Company or because the liquidator, receiver, conservator or statutory successor of the Company has failed to pay all or a portion of any claim. It is agreed, however, that the liquidator, receiver, conservator or statutory successor of the Company shall give written notice to the Reinsurer of the pendency of a claim against the Company indicating the Policy or bond reinsured which claim would involve a possible liability on the part of the Reinsurer within a reasonable time after such claim is filed in the conservation or liquidation proceeding or in the receivership, and that during the pendency of such claim, the Reinsurer may investigate such claim and interpose, at its own expense, in the proceeding where such claim is to be adjudicated, any defense or defenses that it may deem available to the Company or its liquidator, receiver, conservator or statutory successor. The expense thus incurred by the Reinsurer shall be chargeable, subject to the approval of the Court, against the Company as part of the expense of conservation or liquidation to the extent of a proportionate share of the benefit which may accrue to the Company solely as a result of the defense undertaken by the Reinsurer.

B.

Where two or more subscribing reinsurers are involved in the same claim and a majority in interest elect to interpose defense to such claim, the expense shall be apportioned in accordance with the terms of this Contract as though such expense had been incurred by the Company.

C.

It is further agreed that, in the event of the insolvency of the Company, the reinsurance under this Contract shall be payable directly by the Reinsurer to the Company or its liquidator, receiver, conservator, or statutory successor, except as provided by Section 4118(a) of the New York Insurance Law or except (1) where this Contract specifically provides another payee of such reinsurance in the event of the insolvency of the Company or (2) where the Reinsurer with the consent of the direct insured or insureds has assumed such Policy obligations of the Company as direct obligations of the Reinsurer to the payee under such Policies and in substitution for the obligations of the Company to such payees.

Article XXX - Arbitration (BRMA 6J)
A.

As a condition precedent to any right of action hereunder, in the event of any dispute or difference of opinion hereafter arising with respect to this Contract, it is hereby mutually agreed that such dispute or difference of opinion shall be submitted to arbitration. One Arbiter shall be chosen by the Company, the other by the Reinsurer, and an Umpire shall be chosen by the two Arbiters before they enter upon arbitration, all of whom shall be active or retired disinterested executive officers of insurance or reinsurance companies or Lloyd’s London Underwriters. In the event that either party should fail to choose an Arbiter within 30 days following a written request by the other party to do so, the requesting party may choose two Arbiters who shall in turn choose an Umpire before entering upon arbitration. If the two Arbiters fail to agree upon the selection of an Umpire within 30 days following their appointment, each Arbiter shall nominate three candidates within 10 days thereafter, two of whom the other shall decline, and the decision shall be made by drawing lots.

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B.

Each party shall present its case to the Arbiters within 30 days following the date of appointment of the Umpire. The Arbiters shall consider this Contract as an honorable engagement rather than merely as a legal obligation and they are relieved of all judicial formalities and may abstain from following the strict rules of law. The decision of the Arbiters shall be final and binding on both parties; but failing to agree, they shall call in the Umpire and the decision of the majority shall be final and binding upon both parties. Judgment upon the final decision of the Arbiters may be entered in any court of competent jurisdiction.

C.

If more than one subscribing reinsurer is involved in the same dispute, all such subscribing reinsurers shall constitute and act as one party for purposes of this Article and communications shall be made by the Company to each of the subscribing reinsurers constituting one party, provided, however, that nothing herein shall impair the rights of such subscribing reinsurers to assert several, rather than joint, defenses or claims, nor be construed as changing the liability of the subscribing reinsurers participating under the terms of this Contract from several to joint.

D.

Each party shall bear the expense of its own Arbiter, and shall jointly and equally bear with the other the expense of the Umpire and of the arbitration. In the event that the two Arbiters are chosen by one party, as above provided, the expense of the Arbiters, the Umpire and the arbitration shall be equally divided between the two parties.

E.

Any arbitration proceedings shall take place at a location mutually agreed upon by the parties to this Contract, but notwithstanding the location of the arbitration, all proceedings pursuant hereto shall be governed by the law of the state in which the Company has its principal office.

Article XXXI - Service of Suit (BRMA 49C)

(Applicable if the subscribing reinsurer is not domiciled in the United States of America, and/or is not authorized in any State, Territory or District of the United States where authorization is required by insurance regulatory authorities).

A.

It is agreed that in the event the subscribing reinsurer fails to pay any amount claimed to be due hereunder, the subscribing reinsurer, at the request of the Company, will submit to the jurisdiction of any court of competent jurisdiction within the United States. Nothing in this Article constitutes or should be understood to constitute a waiver of the subscribing reinsurer’s rights to commence an action in any court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another court as permitted by the laws of the United States or of any state in the United States.

B.

Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefor, the subscribing reinsurer hereby designates the party named in its Interests and Liabilities Agreement, or if no party is named therein, the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or his successor or successors in office, as its true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Company or any beneficiary hereunder arising out of this Contract.

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Article XXXII - Mode of Execution

This Contract may be executed either by an original written ink signature of paper documents, by an exchange of facsimile copies showing the original written ink signature of paper documents, or by electronic signature by either party employing appropriate software technology as to satisfy the parties at the time of execution that the version of the document agreed to by each party shall always be capable of authentication and satisfy the same rules of evidence as written signatures. The use of any one or a combination of these methods of execution shall constitute a legally binding and valid signing of this Contract. This Contract may be executed in one or more counterparts, each of which, when duly executed, shall be deemed an original.

Article XXXIII - Intermediary (BRMA 23A)

Benfield Inc. is hereby recognized as the Intermediary negotiating this Contract for all business hereunder. All communications (including but not limited to notices, statements, premium, return premium, commissions, taxes, losses, Loss Adjustment Expense, salvages and loss settlements) relating thereto shall be transmitted to the Company or the Reinsurer through Benfield Inc. Payments by the Company to the Intermediary shall be deemed to constitute payment to the Reinsurer. Payments by the Reinsurer to the Intermediary shall be deemed to constitute payment to the Company only to the extent that such payments are actually received by the Company.

In Witness Whereof, the Company by its duly authorized representative has executed this Contract as of the date undermentioned at:

Fort Lauderdale, Florida, this 30th day of May in the year 2008.

   /s/ Bradley I. Meier, President

Universal Property and Casualty Insurance Company

BENFIELD

Pools, Associations and Syndicates Exclusion Clause

Section A:

Excluding:

(a)	All business derived directly or indirectly from any Pool, Association or Syndicate which maintains its own reinsurance facilities.

(b)

Any Pool or Scheme (whether voluntary or mandatory) formed after March 1, 1968 for the purpose of insuring property whether on a country-wide basis or in respect of designated areas. This exclusion shall not apply to so-called Automobile Insurance Plans or other Pools formed to provide coverage for Automobile Physical Damage.

Section B:

It is agreed that business written by the Company for the same perils, which is known at the time to be insured by, or in excess of underlying amounts placed in the following Pools, Associations or Syndicates, whether by way of insurance or reinsurance, is excluded hereunder:

Industrial Risk Insurers,
Associated Factory Mutuals,
Improved Risk Mutuals,
Any Pool, Association or Syndicate formed for the purpose of writing
Oil, Gas or Petro-Chemical Plants and/or Oil or Gas Drilling Rigs,
United States Aircraft Insurance Group,
Canadian Aircraft Insurance Group,
Associated Aviation Underwriters,
American Aviation Underwriters.

Section B does not apply:

(a)	Where the Total Insured Value over all interests of the risk in question is less than $250,000,000.

(b)	To interests traditionally underwritten as Inland Marine or stock and/or contents written on a blanket basis.

(c)

To Contingent Business Interruption, except when the Company is aware that the key location is known at the time to be insured in any Pool, Association or Syndicate named above, other than as provided for under Section B(a).

(d)	To risks as follows:

Offices, Hotels, Apartments, Hospitals, Educational Establishments, Public Utilities (other than railroad schedules) and builder’s risks on the classes of risks specified in this subsection (d) only.

Where this clause attaches to Catastrophe Excesses, the following Section C is added:

Section C:

Nevertheless the Reinsurer specifically agrees that liability accruing to the Company from its participation in residual market mechanisms including but not limited to:

(1)	The following so-called “Coastal Pools”:

Alabama Insurance Underwriting Association
Louisiana Citizens Property Insurance Corporation
Mississippi Windstorm Underwriting Association
North Carolina Insurance Underwriting Association
South Carolina Windstorm and Hail Underwriting Association
Texas Windstorm Insurance Association

AND

(2)	All “Fair Plan” and “Rural Risk Plan” business

BENFIELD

AND

(3)	Citizens Property Insurance Corporation (“CPIC”) and the California Earthquake Authority (“CEA”)

for all perils otherwise protected hereunder shall not be excluded, except, however, that this reinsurance does not include any increase in such liability resulting from:

(i)	The inability of any other participant in such “Coastal Pool” and/or “Fair Plan” and/or “Rural Risk Plan” and/or Residual Market Mechanisms to meet its liability.

(ii)

Any claim against such “Coastal Pool” and/or “Fair Plan” and/or “Rural Risk Plan” and/or Residual Market Mechanisms, or any participant therein, including the Company, whether by way of subrogation or otherwise, brought by or on behalf of any insolvency fund (as defined in the Insolvency Fund Exclusion Clause incorporated in this Contract).

Section D:

(1)

Notwithstanding Section C above, in respect of the CEA, where an assessment is made against the Company by the CEA, the Company may include in its Ultimate Net Loss only that assessment directly attributable to each separate loss occurrence covered hereunder. The Company’s initial capital contribution to the CEA shall not be included in the Ultimate Net Loss.

(2)

Notwithstanding Section C above, in respect of CPIC, where an assessment is made against the Company by CPIC, the maximum loss that the Company may include in the Ultimate Net Loss in respect of any loss occurrence hereunder shall not exceed the lesser of:

(a) The Company’s assessment from CPIC for the accounting year in which the loss occurrence commenced, or

(b) The product of the following:

(i) The Company’s percentage participation in CPIC for the accounting year in which the loss occurrence commenced; and

(ii) CPIC’s total losses in such loss occurrence.

Any assessments for accounting years subsequent to that in which the loss occurrence commenced may not be included in the Ultimate Net Loss hereunder. Moreover, notwithstanding Section C above, in respect of CPIC, the Ultimate Net Loss hereunder shall not include any monies expended to purchase or retire bonds as a consequence of being a member of CPIC. For the purposes of this Contract, the Company may not include in the Ultimate Net Loss any assessment or any percentage assessment levied by CPIC to meet the obligations of an insolvent insurer member or other party, or to meet any obligations arising from the deferment by CPIC of the collection of monies.

NOTES:	Wherever used herein the terms:

	“Company”	shall be understood to mean “Company,” “Reinsured,” “Reassured” or whatever other term is used in the attached reinsurance document to designate the reinsured company or companies.

	“Agreement”	shall be understood to mean “Agreement,” “Contract,” “Policy” or whatever other term is used to designate the attached reinsurance document.

	“Reinsurers”	shall be understood to mean “Reinsurers,” “Underwriters” or whatever other term is used in the attached reinsurance document to designate the reinsurer or reinsurers.

BENFIELD

Pollution and Seepage Exclusion Clause

This Contract excludes loss and/or damage and/or costs and/or expenses arising from seepage and/or pollution and/or contamination, other than contamination from smoke. Nevertheless, this exclusion does not preclude payment of the cost of removing debris of property damaged by a loss otherwise covered hereunder, subject always to a limit of 25% of the Company’s property loss under the applicable original policy.

BRMA 39A

Nuclear Incident Exclusion Clause - Physical Damage - Reinsurance (U.S.A.)

1.

This Reinsurance does not cover any loss or liability accruing to the Reassured, directly or indirectly and whether as Insurer or Reinsurer, from any Pool of Insurers or Reinsurers formed for the purpose of covering Atomic or Nuclear Energy risks.

2.

Without in any way restricting the operation of paragraph (1) of this Clause, this Reinsurance does not cover any loss or liability accruing to the Reassured, directly or indirectly and whether as Insurer or Reinsurer, from any insurance against Physical Damage (including business interruption or consequential loss arising out of such Physical Damage) to:

	I.	Nuclear reactor power plants including all auxiliary property on the site, or
	II.	Any other nuclear reactor installation, including laboratories handling radioactive materials in connection with reactor installations, and “critical facilities” as such, or
III.

Installations for fabricating complete fuel elements or for processing substantial quantities of “special nuclear material,” and for reprocessing, salvaging, chemically separating, storing or disposing of “spent” nuclear fuel or waste materials, or

	IV.	Installations other than those listed in paragraph (2) III above using substantial quantities of radioactive isotopes or other products of nuclear fission.
3.

Without in any way restricting the operations of paragraphs (1) and (2) hereof, this Reinsurance does not cover any loss or liability by radioactive contamination accruing to the Reassured, directly or indirectly, and whether as Insurer or Reinsurer, from any insurance on property which is on the same site as a nuclear reactor power plant or other nuclear installation and which normally would be insured therewith except that this paragraph (3) shall not operate

	(a)	where Reassured does not have knowledge of such nuclear reactor power plant or nuclear installation, or
(b)

where said insurance contains a provision excluding coverage for damage to property caused by or resulting from radioactive contamination, however caused. However on and after 1st January 1960 this sub-paragraph (b) shall only apply provided the said radioactive contamination exclusion provision has been approved by the Governmental Authority having jurisdiction thereof.

4.

Without in any way restricting the operations of paragraphs (1), (2) and (3) hereof, this Reinsurance does not cover any loss or liability by radioactive contamination accruing to the Reassured, directly or indirectly, and whether as Insurer or Reinsurer, when such radioactive contamination is a named hazard specifically insured against.

5.	It is understood and agreed that this Clause shall not extend to risks using radioactive isotopes in any form where the nuclear exposure is not considered by the Reassured to be the primary hazard.
6.	The term “special nuclear material” shall have the meaning given it in the Atomic Energy Act of 1954 or by any law amendatory thereof.
7.	Reassured to be sole judge of what constitutes:
	(a)	substantial quantities, and
	(b)	the extent of installation, plant or site.
Note.-Without in any way restricting the operation of paragraph (1) hereof, it is understood and agreed that
(a)

all policies issued by the Reassured on or before 31st December 1957 shall be free from the application of the other provisions of this Clause until expiry date or 31st December 1960 whichever first occurs whereupon all the provisions of this Clause shall apply.

(b)

with respect to any risk located in Canada policies issued by the Reassured on or before 31st December 1958 shall be free from the application of the other provisions of this Clause until expiry date or 31st December 1960 whichever first occurs whereupon all the provisions of this Clause shall apply.

12/12/57
N.M.A. 1119
BRMA 35B

Nuclear Incident Exclusion Clause - Liability - Reinsurance (U.S.A.)

(Approved by Lloyd’s Underwriters’ Fire and Non-Marine Association)

(1)

This reinsurance does not cover any loss or liability accruing to the Reassured as a member of, or subscriber to, any association of insurers or reinsurers formed for the purpose of covering nuclear energy risks or as a direct or indirect reinsurer of any such member, subscriber or association.

(2)

Without in any way restricting the operation of paragraph (1) of this Clause it is understood and agreed that for all purposes of this reinsurance all the original policies of the Reassured (new, renewal and replacement) of the classes specified in Clause II of this paragraph (2) from the time specified in Clause III in this paragraph (2) shall be deemed to include the following provision (specified as the Limited Exclusion Provision):

Limited Exclusion Provision.*

	I.	It is agreed that the policy does not apply under any liability coverage, to
(injury, sickness, disease, death or destruction
(bodily injury or property damage

with respect to which an insured under the policy is also an insured under a nuclear energy liability policy issued by Nuclear Energy Liability Insurance Association, Mutual Atomic Energy Liability Underwriters or Nuclear Insurance Association of Canada, or would be an insured under any such policy but for its termination upon exhaustion of its limit of liability.

II.

Family Automobile Policies (liability only), Special Automobile Policies (private passenger automobiles, liability only), Farmers Comprehensive Personal Liability Policies (liability only), Comprehensive Personal Liability Policies (liability only) or policies of a similar nature; and the liability portion of combination forms related to the four classes of policies stated above, such as the Comprehensive Dwelling Policy and the applicable types of Homeowners Policies.

	III.	The inception dates and thereafter of all original policies as described in II above, whether new, renewal or replacement, being policies which either
		(a)	become effective on or after 1st May, 1960, or
		(b)	become effective before that date and contain the Limited Exclusion Provision set out above;

provided this paragraph (2) shall not be applicable to Family Automobile Policies, Special Automobile Policies, or policies or combination policies of a similar nature, issued by the Reassured on New York risks, until 90 days following approval of the Limited Exclusion Provision by the Governmental Authority having jurisdiction thereof.

(3)

Except for those classes of policies specified in Clause II of paragraph (2) and without in any way restricting the operation of paragraph (1) of this Clause, it is understood and agreed that for all purposes of this reinsurance the original liability policies of the Reassured (new, renewal and replacement) affording the following coverages:

Owners, Landlords and Tenants Liability, Contractual Liability, Elevator Liability, Owners or Contractors (including railroad) Protective Liability, Manufacturers and Contractors Liability, Product Liability, Professional and Malpractice Liability, Storekeepers Liability, Garage Liability, Automobile Liability (including Massachusetts Motor Vehicle or Garage Liability)

shall be deemed to include, with respect to such coverages, from the time specified in Clause V of this paragraph (3), the following provision (specified as the Broad Exclusion Provision):

Broad Exclusion Provision.*

It is agreed that the policy does not apply:

	I.	Under any Liability Coverage to
(injury, sickness, disease, death or destruction
(bodily injury or property damage
(a)

with respect to which an insured under the policy is also an insured under a nuclear energy liability policy issued by Nuclear Energy Liability Insurance Association, Mutual Atomic Energy Liability Underwriters or Nuclear Insurance Association of Canada, or would be an insured under any such policy but for its termination upon exhaustion of its limit of liability; or

(b)

resulting from the hazardous properties of nuclear material and with respect to which (1) any person or organization is required to maintain financial protection pursuant to the Atomic Energy Act of 1954, or any law amendatory thereof, or (2) the insured is, or had this policy not been issued would be, entitled to indemnity from the United States of America, or any agency thereof, under any agreement entered into by the United States of America, or any agency thereof, with any person or organization.

II	.Under any Medical Payments Coverage, or under any Supplementary Payments Provision relating to
(immediate medical or surgical relief
(first aid,
to expenses incurred with respect to
(bodily injury, sickness, disease or death
(bodily injury
resulting from the hazardous properties of nuclear material and arising out of the operation of a nuclear facility by any person or organization.
III.	Under any Liability Coverage to
(injury, sickness, disease, death or destruction
(bodily injury or property damage
resulting from the hazardous properties of nuclear material, if
	(a)	the nuclear material (1) is at any nuclear facility owned by, or operated by or on behalf of, an insured or (2) has been discharged or dispersed therefrom;
	(b)	the nuclear material is contained in spent fuel or waste at any time possessed, handled, used, processed, stored, transported or disposed of by or on behalf of an insured; or
	(c)	the
(injury, sickness, disease, death or destruction
(bodily injury or property damage

arises out of the furnishing by an insured of services, materials, parts or equipment in connection with the planning, construction, maintenance, operation or use of any nuclear facility, but if such facility is located within the United States of America, its territories, or possessions or Canada, this exclusion (c) applies only to

(injury to or destruction of property at such nuclear facility
(property damage to such nuclear facility and any property thereat.
IV.	As used in this endorsement:

“hazardous properties” include radioactive, toxic or explosive properties; “nuclear material” means source material, special nuclear material or byproduct material; “source material”, “special nuclear material”, and “byproduct material” have the meanings given them in the Atomic Energy Act of 1954 or in any law amendatory thereof; “spent fuel” means any fuel element or fuel component, solid or liquid, which has been used or exposed to radiation in a nuclear reactor; “waste” means any waste material (1) containing byproduct material and (2) resulting from the operation by any person or organization of any nuclear facility included within the definition of nuclear facility under paragraph (a) or (b) thereof; “nuclear facility” means

	(a)	any nuclear reactor,
	(b)	any equipment or device designed or used for (1) separating the isotopes of uranium or plutonium, (2) processing or utilizing spent fuel, or (3) handling processing or packaging waste,
(c)

any equipment or device used for the processing, fabricating or alloying of special nuclear material if at any time the total amount of such material in the custody of the insured at the premises where such equipment or device is located consists of or contains more than 25 grams of plutonium or uranium 233 or any combination thereof, or more than 250 grams of uranium 235,

(d)

any structure, basin, excavation, premises or place prepared or used for the storage or disposal of waste, and includes the site on which any of the foregoing is located, all operations conducted on such site and all premises used for such operations; “nuclear reactor” means any apparatus designed or used to sustain nuclear fission in a self-supporting chain reaction or to contain a critical mass of fissionable material;

(With respect to injury to or destruction of property, the word “injury” or “destruction,”
(“property damage” includes all forms of radioactive contamination of property,
(includes all forms of radioactive contamination of property.
V.

The inception dates and thereafter of all original policies affording coverages specified in this paragraph (3), whether new, renewal or replacement, being policies which become effective on or after 1st May, 1960, provided this paragraph (3) shall not be applicable to

(i) Garage and Automobile Policies issued by the Reassured on New York risks, or
(ii)

statutory liability insurance required under Chapter 90, General Laws of Massachusetts, until 90 days following approval of the Broad Exclusion Provision by the Governmental Authority having jurisdiction thereof.

(4)

Without in any way restricting the operation of paragraph (1) of this Clause, it is understood and agreed that paragraphs (2) and (3) above are not applicable to original liability policies of the Reassured in Canada and that with respect to such policies this Clause shall be deemed to include the Nuclear Energy Liability Exclusion Provisions adopted by the Canadian Underwriters’ Association or the Independent Insurance Conference of Canada.

*NOTE.

The words printed in italics in the Limited Exclusion Provision and in the Broad Exclusion Provision shall apply only in relation to original liability policies which include a Limited Exclusion Provision or a Broad Exclusion Provision containing those words.

21/9/67

N.M.A. 1590

Interests and Liabilities Agreement

of

Everest Reinsurance Company
A Delaware Corporation
(hereinafter referred to as the “Subscribing Reinsurer”)

with respect to the

Multiple Line Quota Share
Reimbursement Contract
Effective: June 1, 2008

Issued to and duly executed by

Universal Property and Casualty Insurance Company
Fort Lauderdale, Florida

The Subscribing Reinsurer hereby accepts a 60% share in the interests and liabilities of the “Reinsurer” as set forth in the attached Contract captioned above.

This Agreement shall become effective at 12:01 a.m., Eastern Daylight Time, June 1, 2008, and shall remain in force until terminated in accordance with the provisions of the attached Contract.

The Subscribing Reinsurer’s share in the attached Contract shall be separate and apart from the shares of the other reinsurers, and shall not be joint with the shares of the other reinsurers, it being understood that the Subscribing Reinsurer shall in no event participate in the interests and liabilities of the other reinsurers.

In Witness Whereof, the Subscribing Reinsurer by its duly authorized representative has executed this Agreement as of the date undermentioned at:

Liberty Corner, New Jersey, this 5th day of June in the year 2008.

Everest Reinsurance Company

BENFIELD

EXHIBIT F

Liquidity and Capital Resources

The Company’s primary sources of cash flow are the receipt of premiums, commissions, policy fees investment income, reinsurance recoverables and short-term loans.

For the year ended December 31, 2008, cash flows provided by operating activities were $52,835,388. Cash flows from operating activities are expected to be positive in both the short-term and reasonably foreseeable future. In addition, the Company’s investment portfolio is highly liquid as it consists of cash and cash equivalents, bonds, and exchange-traded funds. Cash flows used in investing activities are primarily comprised of purchases of building improvements and other capital expenditures. Cash flows used in financing activities primarily relate to Company borrowings and payment of dividends to shareholders.

In June 2005, the Company borrowed monies from two private investors and issued two promissory notes for the aggregate principal sum of $1,000,000 payable in 10 monthly installments of $100,000. Payment on one note commenced on June 30, 2006 and commenced on the other note on November 30, 2006. As of March 28, 2007, these loans were fully paid. The loan proceeds were subsequently contributed to UPCIC as additional paid-in-capital. In conjunction with the notes, the Company granted a warrant to one of the investors to purchase 200,000 shares of restricted common stock at an exercise price of $.05 per share, expiring in June 2010. These transactions were approved by the Company’s Board of Directors.

On November 9, 2006, UPCIC entered into a $25.0 million surplus note with the Florida State Board of Administration (“SBA”) under Florida’s Insurance Capital Build-Up Incentive Program (“ICBUI”). Under the ICBUI program, which was implemented by the Florida Legislature to encourage insurance companies to write additional residential insurance coverage in Florida, the SBA matched UPCIC’s funds of $25.0 million that were earmarked for participation in the program. The surplus note brings the current capital and surplus of UPCIC to approximately $94.0 million. The $25.0 million is invested in a treasury money market account.

The surplus note has a twenty-year term and accrues interest at a rate equivalent to the 10-year U.S. Treasury Bond Rate, adjusted quarterly based on the 10-year Constant Maturity Treasury rate. For the first three years of the term of the surplus note, UPCIC is required to pay interest only, although principal payments can be made during this period. Any payment of principal or interest by UPCIC on the surplus note must be approved by the Commissioner of the OIR.

In May 2008, the Florida Legislature passed a law providing participants in the ICBUI an opportunity to amend the terms of their surplus notes based on law changes. The new law contains methods for calculating compliance with the writing ratio requirements that are more favorable to UPCIC than prior law and the prior terms of the surplus note. On November 6, 2008, UPCIC and the SBA executed an addendum to the surplus note (“Addendum”) that reflects these law changes. The terms of the addendum were effective July 1, 2008. In addition to other less significant changes, the Addendum modifies the definitions of “Minimum Required Surplus,” “Minimum Writing Ratio,” “Surplus,” and “Gross Written Premium,” as defined in the original surplus note.

Prior to the execution of the addendum, UPCIC was in compliance with each of the loan’s covenants as implemented by rules promulgated by the SBA. UPCIC currently remains in compliance with each of the loan’s covenants as implemented by rules promulgated by the SBA. An event of default will occur under the surplus note, as amended, if UPCIC: (i) defaults in the payment of the surplus note; (ii) drops below a net written premium to surplus of 1:1 for three consecutive quarters beginning January 1, 2010 and drops below a gross written premium to surplus ratio of 3:1 for three consecutive quarters beginning January 1, 2010; (iii) fails to submit quarterly filings to the OIR; (iv) fails to maintain at least $50 million of surplus during the term of the surplus note, except for certain situations; (v) misuses proceeds of the surplus note; (vi) makes any misrepresentations in the application for the program; (vii) pays any dividend when principal or interest payments are past due under the surplus note; or (viii) fails to maintain a level of surplus sufficient to cover in excess of UPCIC’s 1-in-100 year probable maximum loss as determined by a hurricane loss model accepted by the Florida Commission on Hurricane Loss Projection Methodology as certified by the OIR annually.

The original surplus note provided for increases in interest rates for failure to meet the Minimum Writing Ratio. Under the terms of the surplus note agreement, at December 31, 2007, the interest rate on the note was increased by 450 basis points. As of June 30, 2008, the additional interest rate on the note was decreased from 450 basis points to 25 basis points. Under the terms of the surplus note, as amended, the net written premium to surplus requirement and gross written premium to surplus requirement have been modified. As of December 31, 2008, UPCIC’s net written premium to surplus ratio and gross written premium to surplus ratio were in excess of the required minimums and, therefore, UPCIC was not subject to increases in interest rates.

To meet its matching obligation under the ICBUI Program, on November 3, 2006, the Company entered into a Secured Promissory Note with Benfield Greig (Holdings), Inc. in the aggregate principal amount of $12 million. Interest on the note accrued at the rate of 12.75% per annum. The outstanding principal was due in six monthly installments of $1.5 million and a final seventh monthly installment of the remaining balance plus all accrued interest under the terms of the note starting on January 31, 2007 and ending on July 31, 2007. In connection with the loan, the Company and its subsidiaries appointed Benfield Inc. as their reinsurance intermediary for all of their reinsurance placements for the contract year beginning on June 1, 2007. The Company made all payments in a timely manner and paid the final installment on July 18, 2007. Under the terms of the Secured Promissory Note, Benfield Greig (Holdings), Inc. agreed to refund a portion of the interest paid on the note if the Company fulfilled all its material obligations under the related broker agreements. On July 27, 2007, the Company received a refund of interest from Benfield Greig (Holdings), Inc. in the amount of $280,500 that reduced the effective interest rate on the note to 8.25% per annum.

There can be no assurance that the above described transactions will be sufficient to ensure UPCIC’s future compliance with Florida insurance laws and regulations, or that the Company will be able to maintain profitability. Failure by UPCIC to maintain the required level of statutory capital and surplus could result in the suspension of UPCIC’s authority to write new or renewal business, other regulatory actions or ultimately, in the revocation of UPCIC’s certificate of authority by the OIR.

The following table represents the Company’s total contractual obligations for which cash flows are fixed or determinable.

($ in thousands)	Total	Less than 1 year	1-3 years	4-5 years	Over 5 years

Unpaid losses and LAE, net	$44,719	$35,328	$6,708	$1,789	$894
Long-term debt	33,446	878	4,606	4,399	23,563
Operating leases	718	33	416	269	-

Total contractual obligations	$78,883	$36,239	$11,730	$6,457	$24,457

On November 9, 2006, UPCIC entered into a $25.0 million surplus note with the Florida State Board of Administration (“SBA”) under the ICBUI Program. The surplus note has a twenty-year term and accrues interest at a rate equivalent to the 10-year U.S. Treasury Bond rate, adjusted quarterly based on the 10-year Constant Maturity Treasury rate. For the first three years of the term of the surplus note, UPCIC is required to pay interest only, although principal payments can be made during this period. Any payment of principal or interest by UPCIC on the surplus note must be approved by the Commissioner of the OIR. The first scheduled principal payment is due January 1, 2010.

The balance of cash and cash equivalents as of December 31, 2008 was $256,964,637. Most of this amount is available to pay claims in the event of a catastrophic event pending reimbursement for any aggregate amount in excess of specific limits set forth in UPCIC’s reinsurance agreements. For the 2008 hurricane season, UPCIC’s reinsurance agreements transfer the risk of loss in excess of $70,000,000 up to approximately the 145 year PML for the first event, $14,800,000 for the second event and $15,000,000 for the third event up to an amount that will vary depending on the coverage exhausted in the prior event(s). Catastrophic reinsurance is recoverable upon presentation to the reinsurer of evidence of claim payment.

     UPCIC has also obtained reinsurance coverage from the Florida Hurricane Catastrophe Fund (“FHCF”), which is administered by the Florida State Board of Administration. Under the reimbursement agreement, FHCF would reimburse the Company, with respect to each loss occurrence during the contract year for 90% of the ultimate loss paid by the Company in excess of the Company’s retention plus 5% of the reimbursed losses to cover loss adjustment expenses. A covered event means any one storm declared to be a hurricane by the National Hurricane Center for losses incurred in Florida, both while it is a hurricane and through subsequent downgrades. For the contract year June 1, 2008 to May 31, 2009, the SBA made available through the 2007 passage of House Bill 1A an additional $12 billion (Temporary Increase in Coverage Limit - TICL) of Florida Hurricane Catastrophe Fund coverage for the 2008 wind season. UPCIC purchased both the traditional FHCF coverage as well as the TICL FHCF coverage for the contract year June 1, 2008 to May 31, 2009. As of December 31, 2008, the estimated coverage is 90% of $1,514,348,584 in excess of $305,438,476.

     Also at June 1, 2008, the FHCF made available, and the Company obtained, $10,000,000 of additional catastrophe excess of loss coverage with one free reinstatement of coverage to carriers qualified as Limited Apportionment Companies or companies that participated in the Insurance Capital Build-Up Incentive Program (the “ICBUI” program) offered by the FHCF, such as UPCIC. This particular layer of coverage at June 1, 2008 is $10,000,000 in excess of $29,600,000.

On October 31, 2008, the Florida State Board of Administration published its most recent estimate of the FHCF’s loss reimbursement capacity. The SBA estimated that the FHCF’s total loss reimbursement capacity over the next six to twelve months is between $11.786 billion and $13.286 billion. This is significantly less than the estimate in effect when UPCIC made its FHCF coverage selections for the 2008-2009 contract year. According to the FHCF 2007-2008 Annual Report, initial season claims paying capacity published in May 2008 was estimated to be $26.5 billion based on bonding capacity of $25.51 billion. In October 2008, the published initial season bonding capacity was reduced to $16.17 billion.

By law, the FHCF’s obligation to reimburse insurers is limited to its actual claims-paying capacity. In addition, the cost of UPCIC’s reinsurance program may increase should UPCIC deem it necessary to purchase additional private market reinsurance due to reduced estimates of the FHCF’s claims-paying capacity.

Effective June 1, 2008 through December 31, 2008, the Company obtained $60,000,000 of coverage via a catastrophe risk-linked transaction contract in the event UPCIC’s catastrophe coverage is exhausted or UPCIC is unable to successfully collect from the FHCF for losses involving the Temporary Increase in Coverage Limits. The total cost of the Company’s risk-linked transaction contract is $10,260,000.

The FHCF strives to provide exceptional administrative services. Participating companies are required to prepare and retain a Detailed Claims Listing to support each Proof of Loss Report submitted to the FHCF for reimbursement. For companies submitting complete requests and having no outstanding FHCF issues, payments are made within 2 to 7 business days. Companies are required to retain the detailed records of all reported exposures and losses until the FHCF has completed an examination of these specific records for each contract year, as applicable. The claims examinations are limited in scope and are intended to verify that participating companies’ losses were not over reported to the FHCF.

UPCIC is responsible for losses related to catastrophic events with incurred losses in excess of coverage provided by UPCIC’s reinsurance program and for losses that otherwise are not covered by the reinsurance program, which could have a material adverse effect on UPCIC’s and the Company’s business, financial condition, results of operations and liquidity. Fortunately, no hurricanes made landfall in Florida during the 2008-2009 contract year and no reimbursement payments for the 2008-2009 contract year were required from the FHCF to participating companies. Accordingly, the effect of the change in the FHCF’s estimate had no effect on the Company’s financial position, results of operations and liquidity.

On June 25, 2008, the Company’s Board of Directors authorized the Company to repurchase up to $3,000,000 of its shares of outstanding common stock. Under the repurchase program, management was authorized to repurchase shares through December 31, 2008, with block trades permitted, in open market purchases or in privately negotiated transactions at prevailing market prices in compliance with applicable securities laws and other legal requirements. To facilitate repurchases, the Company made purchases pursuant to a Rule 10b5-1 plan, which allowed the Company to repurchase its shares during periods when it otherwise might have been prevented from doing so under insider trading laws. In total, the Company repurchased 808,900 shares under its repurchase plan at an aggregate cost of $2,999,788. On August 26, 2008, the Company announced the completion of the repurchase program.

GAAP differs in some respects from reporting practices prescribed or permitted by the OIR. To retain its certificate of authority, the Florida insurance laws and regulations require that UPCIC maintain capital and surplus equal to the statutory minimum capital and surplus requirement defined in the Florida Insurance Code as the greater of 10% of the insurer’s total liabilities or $4,000,000. UPCIC’s statutory capital and surplus was $93,993,302 at December 31, 2008 and exceeded the minimum capital and surplus requirements. UPCIC is also required to adhere to prescribed premium-to-capital surplus ratios.

The maximum amount of dividends, which can be paid by Florida insurance companies without prior approval of the Commissioner of the OIR, is subject to restrictions relating to statutory surplus. The maximum dividend that may be paid by UPCIC to the Company without prior approval is limited to the lesser of statutory net income from operations of the preceding calendar year or statutory unassigned surplus as of the preceding year end. Statutory unassigned surplus at December 31, 2007 was $35,580,159. During the year ended December 31, 2008, UPCIC declared and paid aggregate dividends to the Company of $23,000,000. During 2007 and 2006, UPCIC did not pay dividends to the Company.

UPCIC is required annually to comply with the NAIC Risk-Based Capital (“RBC”) requirements. RBC requirements prescribe a method of measuring the amount of capital appropriate for an insurance company to support its overall business operations in light of its size and risk profile. NAIC’s RBC requirements are used by regulators to determine appropriate regulatory actions relating to insurers who show signs of weak or deteriorating condition. As of December 31, 2008, based on calculations using the appropriate NAIC RBC formula, UPCIC’s reported total adjusted capital was in excess of the requirements.

EXHIBIT G

INDEPENDENT ADJUSTING FIRM AGREEMENT

This agreement, entered into this 25th day of March, by and between Universal Adjusting Corporation, a Florida corporation (hereinafter “Universal”), and Vendor, having its principal place of business at PO Box 836 Deerfield Beach, FL 33443 (hereinafter “Vendor”).

WITNESS THAT:

WHEREAS, Universal adjusts insurance claims on personal property insurance written by Universal Property & Casualty Insurance Company (“UPCIC”) in the state of Florida; and

WHEREAS, Vendor owns, employs, or has contractual relationships with a number of property adjusters which are qualified to provide independent adjusting services to Universal; and

WHEREAS, Universal and Vendor each desire that Vendor provide its property adjusting services for Universal so as to provide the highest possible level of claims service;

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, Vendor and Universal agree as follows:

1.0           Term of Agreement

This Agreement will begin on the Effective Date, and will continue thereafter until terminated by either party upon thirty (30) days’ prior written notice; provided, however, that Universal may terminate this agreement immediately upon any suspension or revocation of any license, appointment or authorization required of Vendor or its adjusting personnel in the conduct of Vendor’s business. This agreement will apply to the completion of daily claim assignments. Catastrophe assignments will be addressed with modified guidelines. Nothing in this Section alters the terms of Section 4.0 specifying that Universal does not commit to make any minimum number of assignments under this Agreement, it being understood that Universal retains sole discretion whether and when to allocate assignments to the Vendor. Provisions of this Agreement so designated will survive termination of the Agreement. Other than for those provisions that are stated in the Agreement to survive termination, Universal shall have no further liabilities or obligations under this agreement upon termination, except to pay Vendor any amount due under invoices submitted for services performed prior to the termination.

2.0         Property Adjusting Services

2.1          Fraud

Universal expects that Vendor adjusters will review all claims for possible fraud, and alert the Universal Claim handler or call the Universal fraud hotline at ___ to report any suspected fraudulent activity. Vendor is responsible for ensuring that all adjusters designated by it for handling UPCIC claims have read all anti-fraud procedures and materials provided from time to time by Universal.

2.2          Compliance with Adjusting Procedures and Requirements

Vendor agrees that it will complete all assignments under this Agreement in accordance with claims adjusting standards provided from time to time by Universal, and in accordance with applicable statutes and administrative rules.

3.0       Relationship of Parties

3.1         Independent Contractor

Vendor is an independent contractor to Universal, which constitutes the sole relationship between Universal and Vendor under this Agreement. Neither Vendor nor any of its employees, or any of Vendor’s subcontractors or agents will be deemed to be employees of Universal. Vendor is responsible for determining the legal means and methods by which it carries out claims assignments allocated to it by Universal. Universal will pay the Vendor by the job (i.e., by claim assignment), and the Vendor is solely responsible for its own expenses in connection with carrying out each job, including without limitation vehicle expenses, license costs, supplies, materials, and the like.

3.2          Vendor Employees and Subcontractors

Vendor has the sole authority and responsibility to employ licensed, qualified and experienced employees, in order to fulfill its obligations under this Agreement. Vendor is responsible for the activities and performance of its employees and subcontractors. Vendor will be solely responsible for the payment of all compensation and benefits due to its employees including payment of all employment related taxes and workers’ compensation insurance premiums. Vendor acknowledges that as an independent contractor, neither it nor its adjusters will receive any such benefits from Universal or any affiliate thereof.

4.0          Allocation of Business

Universal intends to utilize Vendor’s adjusting services on an as needed basis and makes no commitment to the total volume or the volume in any particular region. No sustained level of volume persisting over a period of time and shall be construed as a commitment or representation of future volume. This arrangement will be non-exclusive.

5.0          Quality Assurance/Right to Audit

5.1          Periodic Quality Reviews

Vendor may be subject to periodic quality reviews by Universal, based on the performance criteria set forth in Section 7. Vendor agrees to maintain full and complete records of all transactions related to this Agreement for a period of not less than two (2) years, or for such longer period as may be required by law. This provision shall survive the termination of this Agreement.

5.2          Onsite Audit

Universal has the right to audit or engage others to audit Vendor adjusting services in conjunction with all claims assignments under this Agreement.

6.0         Compliance/Licensing

Vendor warrants and represents that it will perform all services under this agreement in accordance with all applicable jurisdictional laws and regulations. Vendor further warrants and represents that Vendor, its employees and subcontractors have, and will continue to maintain, all required state and federal licenses and/or certifications. Vendor must notify Universal immediately of any expiration, nonrenewal, revocation, or suspension affecting any licensed required of Vendor or its individual adjusters, and of any felony charges or charges pertaining to the business of insurance filed against Vendor or any individual adjuster.

7.0          Performance Criteria

Universal in its sole discretion may evaluate Vendor on the performance objectives set forth in the remainder of this section

7.1          Contact Time

The Vendor’s adjuster must contact the owner of the property to be inspected within 48 hours of receipt of the assignment. Inspections must take place within forty-eight (48) hours of contact. These standards will be audited by Universal on a per file basis. Failure to contact within the required timeframe or notify Universal of the status and reason for such failure as audited by Universal will result in a service credit as set forth in Appendix I.

7.2          Completion of Estimate

The Vendor’s adjuster will inspect the property and submit a final or a status report back to Universal within seven (7) calendar days of receipt of assignment. Additional reports will be due on the 15th day, 30th day and every 30 days thereafter until the final closing report is received. These standards will be audited by Universal on per file basis. Failure to complete the estimate or status back to Universal, as audited by Universal, will result in a service credit as set forth in Appendix I.

7.3          Estimate Severity

Universal will re-inspect properties examined by Vendor adjusters in comparison to standard adjusting practices and accepted software pricing. This re-inspection can be performed by a Universal Representative, a Universal re-inspector, an independent claims specialist, or by an experienced desk adjuster. Universal expects that vendor adjustments will be no more that 20% above the value submitted by Universal re-inspector on a per file basis. These standards will be audited by Universal on a regular basis. Failure to meet these standards will result in a joint review by Vendor and Universal

8.0          Hold Harmless and Indemnification

Vendor shall perform its work under this Agreement at its own risk. Vendor assumes all responsibility for the condition of worksites, travel, and for any tools, materials, equipment or the like used by the Vendor.

9.0          Agreement Modification

This agreement along with the approved fee schedule between Universal and Vendor constitutes the entire agreement with respect to the subject matter herein described. This agreement may only be modified in writing and signed by an authorized officer of each party; provided, however, that nothing in this Section prevents Universal from updating or modifying claims handling procedures from time to time.

10.0        Governance

The laws of Florida shall govern the construction, enforcement, operation and validity of this agreement.

11.0        Assignment

Neither party may assign this Agreement without the express written consent of the other party.

12.0        Invalidity

Should any part of this Agreement, for any reason, be declared invalid, such decision shall not affect the validity of any remaining portion. Such remaining portion shall remain in force and effect as if this Agreement had been executed with the invalid portion eliminated.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective they day and year first written above.

Universal Property & Casualty		Vendor
By:	/s/ Michael Moran	By:
(Signature)		(Signature)
Name:	Michael Moran	Name:
(Printed)		(Printed)
Title:	Executive Vice President of Claims	Title:
(Printed)		(Printed)
Date:	3/26/07	Date:

APPENDIX I – VENDOR COMPENSATION

1.     Billing and Invoice Requirements

Invoices are due with the final report.

2.      Pricing

   Non-Cat pricing

Range	Fee
0 – 1,500	$202.13
1,501 – 2,500	$311.85
2,501 – 3,500	$391.88
3,501 – 5,000	$450.45
5,001 – 7,500	$527.18
7,501 – 10,000	$588.23
10,001 and up	T&E

Denial claims are billed at time and expense

2.2    When applicable, official report, telephone, taxes and other adjuster expenses shall be billed at cost.

3.          Service Infractions (to be applied to the final bill)

1) Failure to contact the claimant within the required timeframe	10% per incident
2) Late appraisal or failure to notify Universal of the status of a late report	10% per incident
3) Failure to notify of any information that would substantially the settlement value with proper explanation	10% per incident
4) Failure to notify of any information that may bind Universal to a non-covered loss	10% per incident
5) Failure to comply with Unfair Claim Practices	10% per incident
6) Improper billing: (bills that do not follow Vendor – Universal Contract)	10% per bill